FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/24/2021

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s 2020 Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                    By: /s/ Máximo Vedoya
Name: Pablo Brizzio                    Name: Máximo Vedoya
Title: Chief Financial Officer                Title: Chief Executive Officer

Dated: June 24, 2021

[1] [317] CR097-BR-S
[2] [305] CR093-TR-N
[3] [304] CR093-TR-S
[316] CR097-TR-E
[5] [315] CR097-TR-M
[6] [256] CB1-TC12-N
[7] [246] CB1-YR-E
100%
DELL
DANIELI

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CONTENTS

4	Chairman’s Letter
10	Ternium’s Approach to Sustainability
22	Comprehensive Value Creation Strategy
24	Improving Our Safety Performance
32	Minimizing Ternium’s Environmental Footprint
42	Realizing Our People’s Full Potential
48	Helping Our Communities Thrive
54	Strengthening Ternium’s Value Chain
58	Delivering Ternium’s Business Strategy
72	Commitment to Integrity
80	Annex 1: GRI Material Topics Index
84	Annex 2: UN Sustainable Development Goals Index
86	Annex 3: Historical Data

3. SUSTAINABILITY REPORT 2020

4. TERNIUM

CHAIRMAN'S LETTER
In 2020, the COVID-19 pandemic spread across the world affecting the economy and multiple aspects of our lives, as well as changing established paradigms. Latin America has been particularly affected and, as in many other regions of the world, we are still far from overcoming the virus and its devastating effects. Nevertheless, the recovery in the global economy over the past months, centered on demand for manufactured goods, and Ternium’s position as a major supplier for industrial products within the USMCA regional trade area, has fueled demand for its products in Mexico and resulted in an exceptional environment for steel prices.

The challenge posed by the pandemic involved every aspect of our business and affected all our employees, yet, at the same time, it has been an opportunity to test the resilience of our long-term management focus and the sustainability of our company. We had to adopt new safety protocols to assure the safety of all persons entering our plants and offices, to adjust production while minimizing labor cost inefficiencies as demand fell and employees deemed at risk could not come to work, to provide support for the medical systems in many of our communities, to find new ways of meeting customer commitments, to change the way we work and communicate, all while ensuring the financial stability of our company.

Our focus was on establishing a safe working environment at our plants and offices and adapting to an environment where employees could work from home. With the pandemic affecting the lives of all our employees and their families, we worked hard to maintain good levels of engagement and promote wellbeing, as well as adapting our training programs to the changed circumstances. At the same time, despite the changing production schedules at our plants, we maintained the improvements we made over the past years in our physical safety indicators.

To reinforce the medical systems and infrastructure in our communities, we quickly deployed a dedicated $6.4 million fund. Leveraging our global procurement structure, we sourced and delivered ventilators, Intensive Care Unit (ICU) equipment units, and Personal Protection Equipment (PPE) items to 14 hospitals and health care units where we operate. We also built and operated a new field hospital with 100 beds in Monterrey, Mexico.

To support the smaller customers and suppliers in our value chain, we reinforced the financial help provided by our ProPymes program, with $5.7 million in funds made available, and the assistance granted to obtain loans from local financing institutions with $13.5 million in funds received. At the same time, we developed new tools and online formats to ensure the continuity of advisory and training activities.

To protect the liquidity and financial position of the company when uncertainty about the course of the pandemic was at its peak, we took steps to reduce costs through optimizing operations and our fixed cost structure as well as working capital. We slowed down some of our capital spending and cancelled last year’s annual dividend payment.

We have since resumed our main industrial expansion projects. This month, we are starting operations in our new rolling mill in Pesqueria, Mexico. The new mill, which has an annual capacity of 4.4 million tons of hot rolled coils, will not only integrate Ternium’s production capabilities at Pesqueria, starting with the supply of high quality

5. SUSTAINABILITY REPORT 2020

CHAIRMAN'S LETTER

steel from its facility in Brazil, but will transform its capacity to provide the highest grades of flat steel products, substituting the need for imports, and serve the most sophisticated industrial markets. The new line also forms a platform to supply the ultra-high strength steels that will support the development and mass adoption of new electric mobility concepts. To accompany this integration process, we are installing a new R&D center in Pesqueria with a focus on extending our range of high value-added products and looking at expanding our downstream capabilities.

In November, we inaugurated our new steel bar and coil production facility in Palmar de Varela, Colombia. The new mill, with an annual capacity of 520,000 tons, will provide a boost to the economy along Colombia’s Caribbean coastal region, substituting imports and providing local employment opportunities while serving the country’s dynamic construction sector. The plant was constructed to the highest health, safety and environmental standards, uses hydro power supplied from the grid, and has 98% water recovery. To prepare for the construction and start up of operations, members of the community received more than 67,000 hours of training, organized in partnership with a governmental scheme for technical training, many of whom went on to become employees or participate in the construction activities.

The pandemic offered us an opportunity to advance our agenda of digitalization. During 2020, the usage of our digital sales Webservice platform increased significantly, channeling 77% of commercial customers’ orders. Ternium University quickly adapted its training courses to an online environment and developed new offerings focused on promoting wellbeing and engagement across our workforce. On the factory floor, we strengthened the application and use of digital technologies that make up our SMART (Social, Mobile, Analytics, Robotics, Internet of Things) factory concept and strengthen our industrial competitiveness.

As the pandemic has worn on, public concern about climate change and other aspects of the sustainability agenda has intensified. Decarbonization has become a major issue for all the world and, in particular, for our industry. In February, our Board of Directors approved a medium-term target to reduce the carbon emissions intensity of our steel producing operations by 20% from a 2018 baseline as part of a longer term process of decarbonizing our operations. We will continue to add transparency to this program, which will be followed on a quarterly basis in our Board.

Moreover, our customers, as they pursue their own decarbonization initiatives, are looking more closely at the carbon footprint of their supply chains, particularly for steel products. With our new medium-term reduction target, we expect to maintain or enhance the competitive differentiation we consider that we have today on this ground.

We reaffirm our commitment to the UN Global Compact Initiative and to continue promoting their principles and sustainable goals among our business network in the Americas. To strengthen diversity within our management team, we have introduced a short-term target to increase gender diversity. We have also committed to the Women’s Empowerment Principles established by the United Nations to promote business practices that empower women among our employees, value chain and communities. This builds on previous initiatives we have introduced to promote diversity across our organization.

6. TERNIUM

Largely thanks to its performance in the second half, Ternium was able to record an EBITDA of $1.5 billion for 2020, in line with the previous year, on revenues of $8.7 billion, 14% down on last year, and earnings per ADS of $3.97. Free cash flow amounted to $1.2 billion and net debt declined below $0.4 billion. These results reflect the strength of the ongoing recovery, the actions we took in response to the pandemic and the flexibility inherent in our operations during what has been a turbulent year. As a result, we were pleased to resume our annual dividend payment with a dividend of $2.10 per ADS.

As the world’s economy continues to recover from the worst effects of the pandemic, Ternium, with its solid financial and highly competitive industrial and commercial position, is well placed for the challenges ahead. I would like to thank our employees for their resilience and commitment over the past year, as well as our customers, suppliers and shareholders for their continued support.

June 24, 2021

Paolo Rocca
Chairman

7. SUSTAINABILITY REPORT 2020

UNITED STATES
EL SALVADOR
MEXICO
NICARAGUA
GUATEMALA
BRAZIL
COSTA RICA
COLOMBIA
ARGENTINA
1
2
3
4
5
6 7 8
9 10 11
12 13 14
15
16
17
18
19
20
21
22
23 24
25
26
27
28
29
30
31
32 33
34 35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54 55
56 57

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THE COMPANY
Ternium is Latin America’s leading flat steel producer. It offers a broad range of products for the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. In addition, Ternium participates in the control group of Usiminas.

01. 02. 03. 04. 05. 06. 07. 08. 09. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19.	Shreveport Monclova Baja California Chihuahua Culiacán Guerrero* Pesquería Universidad Churubusco* Apodaca Juventud* Edificios Metálicos Apodaca Industrial Apodaca Comercial Norte San Luis Guadalajara Las Encimas Peña Colorada	20. 21. 22. 23. 24. 25. 26. 27. 28. 29. 30. 31. 32. 33. 34. 35. 36. 37. 38.	León México Puebla Veracruz Tuxtla Villahermosa Mérida Petén Villa Nueva* Cobán Huehuetenango Teculután Quetzaltenango Occidente Zona 9 Petapa Juitapa San Salvador Managua	39. 40. 41. 42. 43. 44. 45. 46. 47. 48. 49. 50. 51. 52. 53. 54. 55. 56. 57.	San José Barranquilla Atlántico Montería Medellín Itagüí Bucaramanga Bogotá Manizales Cali Río de Janeiro Rosario San Nicolás Serviacero III Sidercrom Haedo* Canning* Florencio Varela* Ensenada
(*) Includes service or distribution centers
FACILITIES • Steel production and processing • Service or distribution centers • Iron ore mining and processing

9. SUSTAINABILITY REPORT 2020

10. TERNIUM

TERNIUM’S APPROACH TO
SUSTAINABILITY

Ternium’s value proposition aims to
achieve profitable operations on a
sustainable basis, through a management approach that comprehends the interests of its shareholders, employees, customers and suppliers, as well as those of the community.

11. SUSTAINABILITY REPORT 2020

TERNIUM'S APPROACH TO SUSTAINABILITY
Ternium operates in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America through regional manufacturing facilities, service centers and its own distribution network. The company’s customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries across the Americas.

Ternium’s innovative culture, industrial expertise and long-term view enable it to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service.

The company is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in other Latin American countries, and is a competitive player in the international steel market. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market.

Environment, Health and Safety
We believe that an adequate environment and occupational health and safety (EHS) performance is key to our long-term sustainability. We have standardized EHS management systems and devote significant resources to EHS projects. Our employees are well trained in EHS and our management is accountable for EHS performance.

Ternium’s occupational health and safety system is certified under OHSAS 18001, and its environment and energy system is certified under ISO 14001 and ISO 50001. The company regularly invests in state-of-the-art technologies to reduce its environmental footprint and minimize safety risks.

Social
We rely on the talent and determination of our employees to successfully shape our company. We provide training to our employees, our customers and suppliers, and have developed performance assessment tools to ensure transparency and fairness. Ternium is an equal opportunity employer and aims to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences.
We believe that developing and maintaining strong ties with our communities is fundamental to the company's long-term sustainability. We work together with local institutions to enhance communities’ education and welfare. We built and operate a technical school. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools and health centers. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions.

Governance
Integrity is key to Ternium’s long term sustainability. Our board of directors has an audit committee solely composed of independent directors. Our internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board and, with respect to internal control over financial reporting, to the audit committee.

Ternium has appointed a Business Conduct Compliance Officer, who reports to the CEO, and has a compliance department that oversees SOX certifications and related party transactions. Employees are trained and accountable for ensuring a transparent behavior. Ternium has established several policies, codes and procedures to ensure transparency and ethic behavior. In addition, the company has put in place a Compliance Line to report any violation to its code of conduct and principles.

Sustainability Reporting
This report discusses Ternium’s progress towards achieving its objectives in a sustainable way. It has been prepared taking into account the guidelines established by worldsteel, the UN Global Compact, GRI (Global Reporting Initiative) and the New York Stock Exchange.

Ternium’s sustainability report is based on the GRI standards’ Core option. In order to comply with it, the company has assessed its sustainability report in light of the GRI principles of Stakeholder Inclusiveness, Sustainability Context, Materiality and Completeness.

The company is part of the UN Global Compact Initiative, with a commitment to integrate its principles into the company’s strategy, culture and day-to-day operations. Ternium engages in collaborative projects to advance the broader development goals of the UN, particularly the Sustainable Development Goals (SDGs).

12. TERNIUM

“
Caring for the environment is integral to Ternium’s sustainability commitments. As Latin America’s leading flat steel producer, we recognize the positive impact we can have on the health of our planet and the benefits that being a good environmental steward can provide our business. We are proud to continue supporting the world’s transition to renewable energy, as highlighted by our commitment to reduce 20% our carbon dioxide emission intensity by 2030 and our continued work to decarbonize our operations over the long-term”.

Máximo Vedoya
CEO

Climate Change
Ternium aims to have an active role on the world’s efforts to tackle climate change. As a steel company, we are determined to find ways to reduce the carbon footprint of our operations and of the steel value chain. We partner with different companies and associations to foster the development of low carbon dioxide emitting technologies, as a swift and successful energy transition will be key to achieve these goals.

We recently set a target to reduce 20% the carbon dioxide emission intensity of our steelmaking facilities by 2030. The main initiatives we plan to carry out to achieve this objective are to increase the participation of renewable sources in the energy mix and of scrap in the metallic mix, to expand our carbon dioxide capture capacity at the DRI facilities, to partially replace metallurgical coal with biomass, to further develop our energy efficiency program and to prioritize lower specific-emission steelmaking technologies when planning organic expansions.

We intend to develop new measures to continue decarbonizing Ternium’s operations over the longer term. The main factors that will determine our success to do so are related to the further development of emerging steel-making technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and the enactment of appropriate government regulations to promote fair trade, among others.

As a company focused on supplying advanced steel products, Ternium is well positioned to contribute to the world’s energy transition process. We believe the company will have significant opportunities for the development of innovative products required for renewable energy applications, emerging electric vehicles technologies and green construction strategies, as countries seek to meet their commitments under the Paris Agreement.

In 2020, worldsteel distinguished Ternium under its Climate Action Recognition Program, for the company’s support and contributions to worldsteel’s initiatives to reduce carbon dioxide emissions.

13. SUSTAINABILITY REPORT 2020

TERNIUM'S ROADMAP TO DECARBONIZATION

In February 2021, Ternium announced the adoption of a new decarbonization strategy with the medium-term target of reducing the company’s carbon dioxide emission intensity rate for steel production by 20% in 2030, compared to its 2018 base rate.

MEDIUM-TERM ACTIONS

1. Higher participation of renewable sources in the energy mix.

2. Increased participation of scrap in the metallic mix.

3. Expanded carbon dioxide capture capacity in the DRI process.

4. Partial substitution of metallurgical coal with biomass.

TO 2030

5. Further development of Ternium's energy efficiency program.

6. Prioritizing lower specific-emission steelmaking technologies.

7. Partnership with raw material suppliers to reduce process emissions.

8. Quarterly BoD supervision of Ternium's climate change strategy.

14. TERNIUM

The development of a green hydrogen industry is key for a successful implementation of a low-carbon economy.

H2

Mexico, Brazil and Argentina are well positioned to produce green hydrogen based on their significant potential for renewable energy generation.

Mexico
Brazil
Argentina

2030

AFTER 2030

-20% CO_2 emission intensity

DRIVERS OF FURTHER DECARBONIZATION

Development of new low CO2 emission steelmaking technologies.

Prospects for growth in the availability of scrap for recycling.

Sufficient availability of renewable energy.

CO2

Establishment of a regulatory framework for a transition to carbon-free technologies.

15. SUSTAINABILITY REPORT 2020

SUSTAINABILITY DEVELOPMENT GOALS

IMPROVING OUR SAFETY PERFORMANCE	MINIMIZING TERNIUM’S ENVIRONMENTAL FOOTPRINT	REALIZING OUR PEOPLE’S FULL POTENTIAL
Prevent all work-related injuries and illnesses, and maintain zero fatalities.	Reduce 20% carbon dioxide emission intensity by 2030 (2018 baseline).	Promote a culture of industrial and technological excellence.

	Use natural resources responsibly.	Be an equal opportunity and equal treatment organization.

Promote healthy and safe operations in the steel industry value chain.

Promote healthy and safe operations in the steel industry.

Protect biodiversity.

	SUSTAINABLE DEVELOPMENT GOALS	SUSTAINABLE DEVELOPMENT GOALS

SUSTAINABLE DEVELOPMENT GOALS

16. TERNIUM

HELPING OUR COMMUNITIES THRIVE	STRENGTHENING TERNIUM’S VALUE CHAIN	DELIVERING TERNIUM’S BUSINESS STRATEGY
Foster education.	Promote a collaborative network in the steel value chain to foster performance excellence.	Focus on sophisticated steel products.

Support initiatives that strengthen communities near our operations.

Pursuit of strategic growth opportunities.

Enhancement of Ternium’s competitive position.
Help small and medium-sized customers and suppliers grow.

SUSTAINABLE DEVELOPMENT GOALS

COMMITMENT TO INTEGRITY

SUSTAINABLE DEVELOPMENT GOALS

SUSTAINABLE DEVELOPMENT GOALS

SUSTAINABLE DEVELOPMENT GOALS

17. SUSTAINABILITY REPORT 2020

COVID-19

FAST RESPONSE TO COVID-19 CHALLENGE

New working protocols, readjustment of operations and strengthened support to SMEs in the value chain.

Special funding for community hospitals and health care centers, and support to vulnerable families.

$6.4 MILLION SPECIAL FUND TO HELP COMMUNITIES FACE THE CRISIS.	10 COMMUNITIES SUPPORTED IN MEXICO, ARGENTINA, BRAZIL, COLOMBIA AND GUATEMALA.

During 2020, the global economy was deeply affected by the COVID-19 pandemic and the measures adopted worldwide to contain the spread of the SARS-CoV-2 virus, which resulted in a global crisis with an unprecedented speed and severity in recent history.

Although activity levels around the globe improved steadily from the second half of 2020 and into 2021, new variants of the virus have been spreading in various regions triggering new containment or preventive measures. There remains considerable uncertainty about the future duration and extent of the pandemic, with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages in many countries.

At the start of the COVID-19 outbreak, Ternium took prompt action to mitigate the impact of the pandemic on its business, and adapted its operations on a country-by-country basis to comply with applicable rules and requirements.

Occupational Health and Safety
Ternium prioritizes the occupational health and safety of its employees, customers and suppliers, and has adopted new protocols to ensure a safe working environment involving the use of face masks, temperature checks, strict social distancing and workplace disinfection policies including the company transportation, site entry and common working areas. In addition, we have implemented remote working where possible and procedures to track employees showing compatible COVID-19 symptoms and their close contacts.

Along the pandemic, Ternium operated all facilities under strict sanitary protocols, which included prompt testing of all suspicious cases to ensure proactive contagion prevention. The company also conducted an extensive communications program across its facilities to promote health and wellness protocols both onsite and at home.

The company’s digital sales portal, Webservice, contributed to safe working practices by channeling 77% of total orders placed by commercial customers in 2020, with a year-over-year participation increase compared to the 70% achieved before the COVID-19 outbreak.

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COVID-19

New occupational health and safety protocols to face the COVID-19 pandemic: face masks, temperature checks, social distancing and workplace disinfection policies including the company transportation, site entry and common working areas.

Support to the Community
Ternium deployed a dedicated $6.4 million fund to help communities face the COVID-19 pandemic. The company constructed and operated a field hospital with 100 beds and 10 intensive care units in Monterrey, Mexico, and strengthen medical response capabilities mainly focusing on the supply of medical equipment and personal protection gear to health centers.

Reinforcement plans were designed in cooperation with hospital authorities, taking into consideration local population age and available healthcare infrastructure. Ternium provided infrastructure and equipment to 16 hospitals and healthcare facilities in four countries, including equipment for intensive care units. We provided support to health centers in the process of adapting their infrastructure; we produced face masks at our facilities and supported local entrepreneurs’ initiatives for ventilator manufacturing.

During 2020, we created a network of medical professionals together with our affiliate Tenaris.

Seventy doctors from local communities in Mexico, Argentina and Brazil participated in a virtual meeting with their colleagues at Humanitas, an Italian network of hospitals controlled by the Techint Group. Through this platform, Humanitas made available its know-how on dealing with the COVID-19 outbreak at a public virtual campus.

Alongside the Fundación Hermanos Agustín y Enrique Rocca and Tenaris, Ternium supplied food to vulnerable families through the #SeamosUno initiative in Argentina. In addition, Ternium provided food to families of children participating at its educational programs in Rio de Janeiro, Brazil, and to families of students at the Roberto Rocca Technical School in Pesquería, Mexico.

Support to the Value Chain
To support our customers and suppliers, we reinforced the financial help provided under the ProPymes program and the assistance granted to obtain loans

19. SUSTAINABILITY REPORT 2020

COVID-19

Special funding program for health care centers, aimed at strengthening their medical response capabilities to face the COVID-19 pandemic.

Ternium
PREVENCIÓN
Lávate las manos con agua y jabón cada tres horas

Prompt development and implementation of new measures to help protect employees and contractors, and ensure a safe working environment.

20. TERNIUM

COVID-19

FIELD HOSPITAL IN MONTERREY, MEXICO, TO FACE THE COVID-19 OUTBREAK	100 BEDS IN A NEW FACILITY BUILT AND OPERATED BY TERNIUM FOR THE COMMUNITY.	10 INTENSIVE CARE UNITS FULLY EQUIPPED ADDITIONAL BEDS.	450 PATIENTS TREATED SINCE ITS INAUGURATION.

from local financial institutions. In addition, we incorporated new tools to ensure the continuity of ProPymes advisory and training activities, on remote and online formats.

Economic and Operational Impact
In the first half of 2020, Ternium adjusted its operations to continue supplying steel products to essential sectors and other customers and, at the same time, complying with lockdowns and operating restrictions imposed in several jurisdictions. Ternium’s training programs were reinforced with webinars and online workshops.

During the second half of 2020, the relaxation of certain confinement measures and a shift in consumption patterns towards durable goods and construction materials resulted in a gradual ramp up of Ternium’s operations to above pre-pandemic levels. Ternium successfully adjusted to this new demand scenario, incorporating and training additional employees to operate at high utilization rates observing the new working protocols.

At the peak of the pandemic-related lockdowns during the second quarter of 2020, Ternium took steps to ensure the continued strength of its financial position, which included the optimization of operations and overhead costs, and a reduction in working capital. In order to mitigate the impact of then expected lower sales, Ternium reduced its capital expenditure

Strict sanitary protocols, including prompt testing of all suspicious cases, and an extensive communications program to promote health and wellness protocols at both work and home.

commitments for 2020 by slowing down or postponing investment projects.

Moreover, in light of the high uncertainty level at the time, on April 28, 2020, Ternium’s board of directors withdrew its annual dividend proposal for 2019.

Throughout the rest of 2020, upon relaxation of lockdowns and other restrictions, steel demand in Ternium’s markets recovered and Ternium’s net debt position decreased, reaching $371.5 million at the end of December 2020 from $1.5 billion at the end of December 2019.

21. SUSTAINABILITY REPORT 2020

22. TERNIUM

COMPREHENSIVE
VALUE CREATION
STRATEGY

This chapter presents an integral discussion of
Ternium’s strategy to create value for its stakeholders,
with an analysis of the company’s goals and
actions related to occupational health and safety,
environment, human resources, communities,
the value chain and the steel business.

23. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

IMPROVING OUR SAFETY PERFORMANCE

SUSTAINABLE DEVELOPMENT GOALS

$27 MILLION INVESTED IN OCCUPATIONAL HEALTH AND SAFETY RELATED PROJECTS IN 2020.

GOALS	ACTIONS

Prevent all work-related injuries and illnesses, and maintain zero fatalities	Enactment of a medium-term target reduction of 50% in IFR and LTIFR by 2025, compared to 2020
–Identify and eliminate operational hazards	Deployment of new investment projects to adequate our facilities to the strictest operating standards
–Identify and rectify unsafe acts or situations	Identification and elimination of personnel exposure to risk factors at critical processes
–Ensure compliance with established protocols	Identification and elimination of risk precursors through critical control verifications
–Raise our people’s awareness of risk	Promotion of a safety culture through several programs and activities led by Ternium’s management team
Engagement of employees through effective communication

Promote healthy and safe operations in the steel industry value chain	Code of conduct for suppliers
–Evaluate suppliers’ occupational health and safety policies and performance	Safe supplier program
–Raise our people’s awareness of non-compliance risks	Safety training of third-party employees
Participation of suppliers in non-compliance reporting

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Ternium's 2020 Safety Day turned virtual due to the COVID-19 pandemic. Over 3,000 employees participated in this three-day event between July 20 and July 22.
We invest in occupational health and safety (OH&S) projects and manage OH&S matters based on the certainty that all injuries and work-related illnesses can and must be prevented.

Occupational Health and Safety Corporate Strategy
Risk assessment and management of our people’s OH&S are integrated into all our business processes and reflected in Ternium’s OH&S policy. Management is responsible and accountable for OH&S performance as part of a broad set of goals.

Ternium is committed to taking every measure to protect the safety and health of its employees, contractors and the communities where it operates.

We design strategies to align our culture to our safety vision with the goal of preventing severe or fatal accidents, safely managing our production processes and engaging our employees and our customers and suppliers' managers and employees, through effective communication, so that they embrace our vision and goals.

Each of our performance improvement strategies on OH&S is led by one of our senior managers.
Occupational Health and Safety Management System
Ternium relies on an OH&S management system set forth in the company’s OH&S policy and local and national laws and regulations. The company periodically audits its processes and procedures, to find new opportunities to improve our safety management systems and ensure compliance with our policy.

Most of Ternium’s steelmaking and steel processing facilities have their OH&S management systems certified by third-party certification bodies under international standards. As for the rest of the facilities, Ternium’s mining operations are undergoing OH&S management system certification and the company’s steelmaking facilities in Brazil will undergo certification during 2021.

Aligning Our Culture to Our Safety Vision
Ternium’s continuous quest for an effective safety culture is a priority to top management. The company’s senior management has identified measurable, repeatable, proactive and exemplary safety habits to promote throughout the organization.

Among the initiatives to strengthen OH&S leadership skills, Ternium has recently prepared a guide for managers with suggested actions and decision-making processes under diverse scenarios.

25. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

Improving occupational health and safety performance
Proactive approach to occupational health and safety management
Standardized and certified OH&S management system
Extensive employee training
Management accountable for OH&S performance
Capital expenditures program to reduce OH&S risks

Safety Hour (Hora Segura) in Manizales, Colombia. An on-site exchange to implement effective preventive measures.

26. TERNIUM

“SAFETY FIRST” PROGRAM
The Safety First program seeks to foster a pro-active approach to safety issues to prevent incidents and accidents. One of the program’s main tools is the Safety and Environment Hour initiative, in which middle and senior managers tour operating areas for an hour, three times a week, to identify safe behaviors to be consolidated and unsafe acts or situations to be addressed through an open dialogue with employees, as well as to verify their environmental compliance.

This exchange helps identify potential risks and enables a fluid and constructive response to adopt effective preventive measures. In 2020, our Safety and Environment Hour sessions involved the regular participation of approximately 1,900 employees and contractors.

With the same purpose, management performs safety verification audits at the facilities to ensure that our operations are in compliance with applicable OH&S policies, procedures and practices.

We included environmental matters into our safety hour tour as one of several other initiatives we intend to implement to raise employees and contractors’ awareness and commitment with environmental care, including a strengthened management system with key indicators and new tools to track, record and analyze environmental events, and design improvement plans.

TEN LIFE-SAVING RULES
Ternium has established Ten Life-Saving Rules, a list of actions to be followed to protect one’s life and that of other co-workers. These rules incorporate worldsteel’s guidance, the contribution of focus groups and studies performed to detect the main causes of risks at our facilities, and are backed by practices and routines that must be strictly followed. Our Ten Life-Saving Rules, which follow applicable regulations, have been extensively communicated throughout Ternium’s operations to foster employees’, customers’ and suppliers’ awareness, and are audited to ensure their observance.

SAFETY DAY
We annually organize the Safety Day event, an opportunity to strengthen our commitment to improving OH&S and reinforce risks awareness. During the event, we organize meetings and panel discussions on OH&S management to review our performance in the previous year and agree on new actions to continue improving OH&S in each facility. In 2020, due to restrictions adopted in connection with the COVID-19 pandemic, this traditional on-site event was organized online. Several on-line meetings took place between July 20 and July 22, 2020, with the participation of over 3,000 employees.

TRAINING PROGRAMS
Management is committed to training Ternium’s employees, customers and suppliers on the appropriate use of the company’s OH&S management systems and to raising awareness of risks in performing their tasks. Due to the COVID-19 pandemic, Ternium strengthened its on-line training initiatives developing 20 OH&S videos generally available through Ternium University. Focused on preventive measures and Ternium’s OH&S programs, in 2020 the new online format allowed us to reach an audience of approximately 10,100 employees, customers and suppliers.

TASK REJECTION
This tool strengthens people’s determination not to start or, if started, to suspend a task under certain conditions. Task Rejection helps prevent injuries resulting from a lack of effective control of identified safety risks.

To encourage the use of this tool, during 2020 the company started to recognize workers for their analysis and detection of OH&S threats in performing their tasks. The confidence in this tool and its effectiveness is evidenced by the approximately 11,800 alerts that were recorded in 2020, 7% of which involved potentially serious injuries or potential fatalities.

Prevention of Severe Injuries or Fatalities
A steel industry analysis has determined that, over time, the downward trend of fatal accidents has not been as steep as the downward trend of non-fatal accidents, mainly due to causality differences. Based upon this evidence, the company has increased its efforts to identify precursors of severe injuries or fatalities.

We have identified non-controlled repeting precursors through interviews with employees, based upon critical control and verification methodologies. During 2020, over 400 employees performed more than 2,100 critical control verifications, which resulted in approximately 1,100 new continuous improvement projects.

27. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

ENGAGING CUSTOMERS AND SUPPLIERS ON OH&S CONTINUOUS IMPROVEMENT	205 AUDITED CONTRACTORS IN 2020, ON THEIR OH&S PROGRAMS.	45 RECOGNIZED CONTRACTORS FOR IMPROVEMENTS ACHIEVED DURING 2020 ON OH&S PERFORMANCE.

INJURIES FREQUENCY RATE (IFR) # PER MILLION HOURS WORKED

Process Safety Management
Ternium has identified potentially hazardous processes at its facilities, aimed at developing and implementing specific strategies to eliminate the possibility of occurrence of events involving severe personal injuries to one or more employees. The company has elaborated specific tools to manage its critical processes, and has developed a program focused on the improvement of control barriers for different analyzed scenarios.

Engaging Employees Through Effective Communication
Over the years, Ternium has increased the visibility of safety issues through its communications platforms. Our agenda includes videos, articles and the coverage of

LOST TIME INJURIES FREQUENCY RATE (LTIFR) # DAY-LOSS PER MILLION HOURS WORKED

selected events. We have developed a communications system to engage the company’s employees and raise awareness on safety issues, sharing key messages with employees operating at every location, including posts on the company’s communications platforms and other distribution channels.

We have also implemented the Five-Minutes Safety Talks, an open-dialogue instance for plant supervisors and their teams to analyze OH&S issues selected every week by senior management. Under this program, during 2020 the company delivered 46 safety briefings to approximately 3,400 employees.

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Engaging Customers’ and Suppliers’ Managers and Employees
We seek that all of our contractors’ employees embrace our safety vision and goals. With this goal on sight, we have launched various initiatives, including working meetings with contractor’s top managers and the participation of their employees at Ternium’s OH&S workshops. In addition, the company has implemented an OH&S improvement plan for contractors. This plan has been developed based on contractors’ best practices, identified through a benchmark of contractors’ operations at the company’s facilities in various locations and countries.

In 2020, Ternium audited the OH&S programs of approximately 205 contractors in three countries, of which 45 were recognized for the improvements achieved during the year.

Accidents and incidents
In 2020, Ternium recorded an Injuries Frequency Rate (IFR) of 2.7 injuries per million of hours worked and a Lost Time Injuries Frequency Rate (LTIFR) of 0.8 day-loss injuries per million hours worked. These rates were similar to those recorded in 2019. Ternium will continue working on the reduction and avoidance of accidents and incidents resulting from its operations on a long-term basis, with a medium-term target reduction of 50% in its IFR and LTIFR by 2025.

Analysis of Accidents and Incidents
Ternium’s management follows specific protocols when an accident or incident occurs at the workplace, regardless of the severity of the damage or injury caused by such event. The research and analysis of the facts is conducted by multidisciplinary teams that include the participation of the manager with direct responsibilities in the area involved.

Events are analyzed through a causal factor tree methodology that has been approved by Ternium. Management uses all available resources that could contribute to the understanding of an event. Once the causes of the event are fully understood, the company implements a new preventive action plan structured in hierarchy of controls. This methodology has been incorporated into the company’s OH&S system. During 2020, a new tool was implemented to assess the effectiveness of a proposed action plan in eliminating the cause of a situation or event that jeopardizes safety. The tool evaluates and ranks both the investigation process and suggested corrective measures.

Health and Well-being
Ternium’s comprehensive occupational health program evidences the company’s commitment to provide a healthy workplace, with equipment and technology that ensures the well-being of its workforce. The health management system includes periodic workplace monitoring and risk analysis to evaluate and control a range of activity-related factors with the potential to affect employees’ health, including chemical, biological, physical, ergonomic and psychological effects.

Our corporate procedures and guidelines in relation to the level of indoor air quality, noise and vibrations apply stricter threshold levels than those defined by the highest international standards. Some of our facilities, like the Ternium Industrial Center in Pesquería, were designed using the best-available technologies. In other facilities, particularly those we acquired, we are consistently adopting the best-available technologies as part of our drive to continuously improve our sites’ air quality.

Tailings Dams Reinforcement
Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. These mining companies operate extractive, processing and logistical operations, including tailings dams.

In late 2019 and early 2020, third-party consultants concluded new stability studies for certain of Las Encinas’ and Consorcio Peña Colorada’s tailings dams which are undergoing closing procedures or are at stand-by. Following these studies, new reinforcements were recommended in order to reduce risks of collapse under the strictest international seismic standards.

Consequently, Las Encinas has launched a project to implement the recommended reinforcements, expected to be completed during 2021. In addition, Consorcio Peña Colorada is planning to carry out the recommended reinforcements, the completion of which is expected to demand approximately three years, subject to the approval of certain permits to be granted by the environmental authorities.

29. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

On the right path Ternium has established safety committees to formalize the consultation and participation of workers and their representatives on occupational health and safety issues.

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OCCUPATIONAL HEALTH AND SAFETY POLICY

– – – – – – – – – – – – – –	Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company’s occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
All work-related injuries and illnesses can and should be prevented.
Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
Continuous improvement of all processes related to staff's health and safety.
Occupational health and safety must be integrated into all company processes.
No emergency situation, production process or results justify putting people’s occupational health or safety at risk.
Commitment from and training of the entire staff is essential.
Working safely is an employment condition.
Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
The company provides the means and resources for activities to be carried out safely so as to preserve everyone's physical integrity and occupational health.
Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
People who enter the facility must comply with the applicable Safety Regulations.
Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people's healthcare and safety.
March 2018

Máximo Vedoya CEO Ternium

31. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

MINIMIZING TERNIUM’S ENVIRONMENTAL FOOTPRINT
SUSTAINABLE DEVELOPMENT GOALS

20% TARGET REDUCTION OF CARBON DIOXIDE EMISSION INTENSITY BY 2030.

GOALS	ACTIONS

Reduce 20% carbon dioxide emission intensity by 2030 (2018 baseline)	Increase participation of renewable sources in the energy mix and intensify our energy efficiency program
Increase participation of scrap in the metallic mix and partially substitute coal with biomass, mainly charcoal
Increase CO2 capture capacity at our DRI facilities
Prioritize lower specific-emission steelmaking technologies

Use natural resources responsibly	Reduce the share of fresh water intake
Increase co-products recycling
Adopt sustainable building solutions at new projects

Pursue excellence in environmental performance	Environmental and energy management through a certified system
–Minimize particulate matter emission	$460 million medium-term environmental investment plan
–Preserve water discharge quality	Participation at worldsteel’s LCA initiatives
–Assess and report the life cycle of steel products	Issuance of environmental product declarations

Protect biodiversity	Support to Sepetiba Bay and Iberá Wetlands initiatives
Reforestation works at decommissioned iron ore mines
Field works at greenfield projects to protect native species

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Ternium’ industrial center in Pesquería, Mexico. The protection of the environment is a fundamental value for the company.
The protection of the environment is a fundamental value for Ternium. The company’s Environmental and Energy Policy expresses our commitment to the preservation of the environment.

Ternium’s steel and mining operations are subject to laws and regulations to protect the environment, including the use of land, air emissions, wastewater treatment and discharge, the use, handling and disposal of hazardous or toxic materials, and the handling and disposal of waste. Ternium’s corporate environmental and energy policy requires that each of its business units comply with applicable environmental laws and regulations, and aims to achieve the highest standards of environmental performance as a basis to ensure a sustainable development.

The supervision of the company’s environmental performance leans on an environmental and energy management system encompassing every production unit. Ternium's environmental and energy management system is one of the key elements for pursuing excellence in environmental performance. Ternium periodically audits and certifies its systems and procedures. This process helps us identify improvement opportunities, update the company’s environmental management processes and ensure Ternium’s compliance with applicable laws and regulations. In 2020, the company has not been subject to any material penalty for environmental violations and has not identified material violations of applicable environmental laws and regulations.

Ternium’s steel production facilities environmental and energy management system is certified under ISO 14001, ISO’s environmental management standard. In addition, Ternium’s most demanding operations in terms of energy use are in the process of certifying their energy management system under ISO 50001, ISO’s energy management standard. The energy management system has already been certified at the Rio de Janeiro unit, at the steel shop of the San Nicolás unit and at the Pesquería unit, and is undergoing the certification process at the steel shop of the Guerrero unit and at the hot-rolling mill of the San Nicolás unit.

Ternium has recently adopted a decarbonization roadmap to reduce the company’s carbon footprint in the medium term, as part of its climate change strategy. In addition, the company has announced a $460 million environmental investment plan to be deployed mostly over the next seven years. Investment projects will focus mainly on improvements in emissions control, raw material management and water quality control at the primary areas of the company’s operations in Mexico, Brazil and Argentina.

33. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

Minimizing Ternium’s environmental footprint
$460 million medium-term investment plan
Standardized management system certified under ISO 14001 and 50001
Management environmental performance accountability
Steelmaking co-products strategy (99.6% material efficiency)
Steel scrap recycling (2.6 million tons per year)

Ternium’s Climate Change Strategy
In the transition to a low carbon economy, Ternium is monitoring and evaluating climate-related risks and opportunities.

The company has set a medium-term target reduction of its carbon dioxide emission intensity and is analyzing additional decarbonization strategies based on the development and implementation of emerging technologies and the availability of renewable energy infrastructure. Ternium’s new initiatives in this regard are aligned with the commitments of the countries in which the company operates, aimed at contributing to the achievement of the goals of the Paris Agreement adopted at the UN climate change conference.

In addition, Ternium is designing its product roadmap, focused on increasing its offering of steel products for low carbon economy applications, and is collaborating with customers and suppliers to assess the carbon footprint of steel products.

Ternium’s board of directors has nominated its Vice-Chairman, Mr. Daniel Agustín Novegil, to oversee, on a quarterly basis, Ternium’s climate change strategy.
ROADMAP TO DECARBONIZATION
In 2020, assessed carbon dioxide emission intensity for Ternium’s crude steel production, scopes 1 and 2, was 1.7 tons of carbon dioxide per ton of steel produced, 2% lower than in 2019 mainly reflecting temporary measures adopted to face disruptions caused by the COVID-19 pandemic. Approximately 8% of the electricity purchased by Ternium during 2020 was green energy in accordance to a market-based approach calculation.

The assessment of the company’s carbon dioxide emissions and energy consumption is based on worldsteel’s sectoral approach methodology, according to ISO 14404, using local scope 2 emission factors rather than worldsteel’s average for the steel industry. Ternium’s carbon footprint includes only carbon dioxide emissions, as the emission of other greenhouse gases from its processes is negligible.

The company’s emissions intensity in 2020 reflects a 63% participation of the blast furnace / basic oxygen furnace (BF/BOF) route, a 30% participation of the electric are furnace (EAF) route consuming direct reduced iron (DRI) and scrap, and a 7% participation of the EAF route consuming scrap.

34. TERNIUM

CONTINUOUS INVESTMENTS TO IMPROVE TERNIUM’S PERFORMANCE	$460 MILLION NEW ENVIRONMENTAL INVESTMENT PLAN APPROVED IN 2021.	$37 MILLION INVESTED IN 2020 TO REDUCE TERNIUM’S ENVIRONMENTAL FOOTPRINT.	$142 MILLION INVESTED IN AIR QUALITY RELATED PROJECTS IN THE LAST FIVE YEARS.

New environmental supervision center at Ternium’s Rio de Janeiro unit in Brazil.

35. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

EMISSION INTENSITY (SCOPES 1+2) TONS OF CO2 EMITTED PER TON OF CRUDE STEEL PRODUCED

Pursuant to the company’s new decarbonization strategy, by the year 2030 Ternium intends to reduce carbon dioxide emission intensity by 20% compared to its performance in 2018 (scopes 1 and 2).

To achieve this goal, the company intends to increase the participation of renewable sources in the energy mix and of scrap in the metallic mix, expand its carbon dioxide capture capacity at its DRI facilities, partially replace metallurgical coal with biomass, mainly charcoal, further develop its energy efficiency program, and prioritize organic investments with lower specific-emission steelmaking technologies.

For the longer term, the company is analyzing additional strategies to decarbonize its operations based upon current and developing iron and steelmaking technologies, and the availability of renewable energy and steel scrap.

Tenova, a supplier of equipment and technology for iron mining and steel, is assisting Ternium in the development of carbon capture equipment and hydrogen based burners. Tecpetrol’s Energy Transition Business Unit is assisting the company in the development of green hydrogen infrastructure and carbon capture and storage facilities. Both Tenova and Tecpetrol are affiliates of Ternium.

ENERGY INTENSITY GIGAJOULES CONSUMED PER TON OF CRUDE STEEL PRODUCED

In addition, Ternium encourages the development of a green hydrogen economy, which requires significant investments in renewable power and safe transportation and storage of gases, the scale up of high quality raw material production, to reduce process emissions, and carbon dioxide capture infrastructure.

On the institutional side, the company promotes a regulatory framework to ensure a level playing field for competition during the expected transition to carbon-free technologies.

PRODUCT DEVELOPMENT ROADMAP
We are designing Ternium’s new product development roadmap, aimed at increasing its offering of sophisticated, resistant and lightweight steel products for low carbon economy applications as part of the company’s strategy to take advantage of energy transition opportunities.

Ternium subscribes to worldsteel’s position on the present and future role of steel in the economy. Abundant iron ore resources, endless recyclability and unparalleled performance make steel the material of choice in a low-carbon circular economy. We rely on steel for our housing, transport, food and water supply, energy production, tools and healthcare. Almost everything around us is either made of steel or manufactured by

36. TERNIUM

12% reduction in natural gas consumption
At the Rio de Janeiro unit in Brazil, the company has developed a project to replace natural gas with bio methane gas generated at a nearby waste landfill. With this initiative, Ternium has turned vented gas into a valuable product that, by replacing natural gas, has reduced net emissions of carbon dioxide.

equipment made of steel. Steel is a highly versatile metal, offering a wide space for the development of lighter products. Innovation is leading to more sophisticated ferrous castings, enabling a new generation of stronger and lighter structures, with lower carbon footprint, that are essential inputs for the automotive, engineering, energy and transport industries. Iron ore, a material that ranks among the most common in the world, is currently the most widely used material to produce steel.

Steel scrap has been growing as an alternative raw material for steel production. Its magnetic properties enable feasible separation technologies. The use of steel scrap reduces carbon emissions throughout the life cycle of steel products. In combination with a long history of significant efforts to increase recycling rates, this has resulted in steel leading the recycling statistics, for example in cars and cans. Furthermore, its biodegradable nature positions steel as a solution to our society's waste disposal challenge.

Steel recycling depends on the availability of steel scrap. Developing economies have relatively young infrastructure stocks and have, therefore, limited amounts of obsolete steel scrap to use in steelmaking. However, as these economies advance their development curves, and infrastructure enters the replacement phase, availability of obsolete scrap increases, supporting a shift from steelmaking technologies based on iron ore to those relying more heavily on steel scrap. Over time, this shift will have a significant impact on trends in iron ore and steel scrap consumption globally.

INSTITUTIONAL SUPPORT TO DECARBONIZATION
Ternium is a signatory of worldsteel’s sustainability policy and joins its efforts to reduce carbon dioxide emissions, through its participation in several programs. In 2020, Ternium was distinguished under worldsteel’s Climate Action Recognition Program. The company contributes to this program since its launched in 2008.

Ternium also takes part in worldsteel’s Step Up Program. This initiative supports the steel industry’s efforts to reduce carbon dioxide emissions by means of better operational models and benchmarking of operating technologies. Based on the Step Up Program findings, Ternium seeks to identify opportunities to improve the efficiency of its operations, mainly related to raw materials usage, energy input, materials yields and maintenance models.

Water Management
Ternium's water management strategy is designed on a case-by-case basis according to the specific water supply criticality indicators at each site where it operates. The company continuously incorporates state-of-the-art

37. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

WATER INTAKE - MEXICAN STEEL FACILITIES MILLION CUBIC METERS

technologies to improve water management and water discharge monitoring systems. Ternium has invested a total of $66 million in the last five years to improve its water management systems.

WATER INTAKE AND USE
Ternium’s steel shops in Mexico are located at water stressed areas. These findings are based on the company’s assessment of overall water-related risks according to the water risk atlas of the World Resource Institute. Over the years, Ternium has developed specific strategies to minimize water usage, especially at its Mexican facilities where it has achieved a water withdrawal intensity of just 3.2 cubic meters per ton of steel produced in 2020.

We have consistently reduced the consumption of subsurface water at stressed areas by increasing the usage of treated or sewage water. As a result, our consumption of subsurface water in Mexico decreased from 11.0 million cubic meters in 2015 to 8.7 million cubic meters in 2020. Total water consumption in Mexico in 2020 was 17.5 million cubic meters, with a 50% share of subsurface water, a 24% share of third party treated water, a 16% share of external sewage water and an 10% share of internally treated and recycled water.

WASTEWATER DISCHARGE
Ternium permanently monitors wastewater

CO-PRODUCTS KILOGRAMS PER TON OF STEEL PRODUCED

discharges in compliance with local environmental regulations. The company designs capital expenditure projects to incorporate state-of-the-art technologies and monitoring systems that improve the quality of, and reduce, water discharges. For example, at its San Nicolás unit in Argentina, the company has built a new runoff water pumping station for the coal and coke yards, the coking batteries sector, the co-products facilities and nearby areas.

Following this project, during 2020 the company reinforced its flow monitoring systems and related facilities, and built new infrastructure to better manage water discharges to the Paraná river in the event of extreme weather conditions. This investment followed other investments in previous years, including a new runoff water capturing system at the sinter yard and a gas scrubbing circuit-close at a blast furnace to reduce water intake and discharge. In addition, under its company-wide $460 million investment plan, Ternium will strengthen the entire effluents treatment and control system at its Rio de Janeiro unit in Brazil.

Material Efficiency
In Ternium we continuously develop strategies to maximize the use of co-products and reduce the production of waste. Co-products mainly include blast

38. TERNIUM

furnace and steel shop slag, iron oxide and chemical substances. We believe that the recovery and proper use of co-products is central to the application of circular economy concepts in the steel industry’s value chain.

The use of co-products reduces the consumption of raw materials and energy, with a positive effect on carbon dioxide emissions and waste generation. All the steel scrap generated in Ternium’s facilities is recycled. In addition, the company purchases steel scrap generated by other steel processors in its value-chain and steel scrap gathered by recyclers. In 2020, Ternium recycled 2.6 million tons of steel scrap to produce new steel with all its properties, representing 27% of its total crude steel production.
The granulated slag generated in the blast furnaces is sold to the cement industry. The re-use of granulated slag as a substitute for clinker enabled carbon dioxide emission savings in the cement production process of 827,000 tons in 2020. The slag generated in the steel shop is also used to consolidate roads.

In addition, Ternium has sinter and briquetting facilities that allow to recycle different materials captured by its air and water cleaning equipment, including iron ore fines, coal, lime and dolomite.

The dust generated by the electric-arc furnaces at Ternium’s Guerrero and Puebla units, Mexico, is transformed into Mix Rock®, an innovative co-product developed and registered by Ternium. Mix Rock® enabled the re-use of EAF dust and slag as a substitute for iron ore in the clinker production process at the cement industry. In 2020, Ternium sold 99,000 tons of Mix Rock®.

The processing of metallurgical coal for the steelmaking production process yields significant volumes of co-product gases. These gases stem from the distillation process in the coking batteries. Ternium cleans coking battery gases and obtains chemical products like tar, benzol and hydrated lime that are sold to third parties. In addition, once the gases obtained from the coking batteries, blast furnaces and, in the case of the Rio de Janeiro unit, the steel shop, are cleaned, they are used to produce steam for the generation of electricity.

All these processes have enabled Ternium to achieve
a material efficiency rate of 99.6% at its steel operations in 2020, with 4.7 million tons of co-
products generated and 65,600 tons of waste sent
to landfill.

Air Quality
We are enhancing air quality monitoring systems and continuously investing to improve environmental performance.

Ternium has made investments for approximately $142 million in the last five years, most of which were destined to projects aimed at improving the intake and treatment of particulate matter emissions at its facilities. In 2020, the company built new facilities at its Alzada mining unit in Mexico, which have enabled the elimination of particulate matter emissions and a 95% reduction in sulfur emissions in its pelletizing unit. In addition, the company has made progress in the construction of new facilities at its Guerrero steel unit in Mexico to improve the particulate matter capturing system of its iron ore handling equipment and its direct reduction facilities.

Under the new $460 million investment plan Ternium is advancing a project at its steel shop in the San Nicolás unit in Argentina to further enhance its environmental performance, and expects to incorporate cameras and monitoring systems in all steel shops to strengthen their environmental management and operational control.

Life Cycle and Environmental Product Declarations
Ternium assesses the life cycle of its steel production and participates in worldsteel’s life cycle assessment (LCA) initiatives to help document and improve steel products environmental footprint. A steel LCA involves a thorough inventory of the energy and materials that are required across the industry value chain, according to ISO 14040 and 14044 standards, to determine the greenhouse gas emission impact of steel products, among other indicators. As of year-end 2020, Ternium’s LCA inventory reporting encompassed 92% of its crude steel production.

The assessment of the environmental impact of steel products is also required by certain customers. As a result, the company has developed environmental product declarations (EPDs) of eight products. More information on Ternium’s EPDs is available on our website.

39. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

Iberá Wetlands, Santiago del Estero, Argentina. Ternium sponsors the projects of the Rewilding Argentina Foundation in the wetlands, part of the National Geographic Society’s Last Wild Places initiative.

Biodiversity Care

SEPETIBA BAY
Ternium’s Rio de Janeiro unit is located near a coastline area in the Sepetiba bay in Brazil, where it has its own port. The company has a broad strategy to protect the fauna and flora of the bay, including 600 hectares of mangroves. Of note among other initiatives, Ternium promotes and sponsors a project, carried out by the Universidade Federal do Rio de Janeiro and the Instituto Boto Cinza, to study a dolphin that inhabits the bay, the boto cinza. As part of this initiative, it is expected that a study of the dolphin’s population structure and dynamics, and tissue cleanliness will be available by year-end 2021.

IBERÁ WETLANDS
Ternium sponsors the projects of the Rewilding Argentina Foundation at the Iberá wetlands, a protected area located at the northeast of Argentina. These projects have been incorporated into National Geographic Society’s Last Wild Places initiative. They seek to reintroduce in this area species that are considered extinct or endangered, such as the giant otter and the yaguareté, a kind of jaguar. Ternium contributed with steel products to build a new shoreline pen for a couple of giant otters brought from European zoos and for the yaguareté breeding center. This center holds the breeding couple and offspring of yaguaretés, two of which were selected for the first release into the wild that took place in 2020.

RESTORATION WORKS AT DECOMMISSIONED MINES
As part of its restoration works at decommissioned mines, in the last five years Ternium has planted approximately 294,000 trees. Forestation works have taken place at former mining operations in the Mexican states of Colima, Jalisco and Michoacán, and involved more than 20 species that are native to the low rain forest.

TERNIUM’S PRESERVATION WORKS
Ternium performs field works aimed at preserving local biodiversity before starting the construction of new facilities and carries out a continuous control and surveillance program in areas intended for conservation in its steel and mining operations. The company defines various areas of ecological connectivity between its terrain and the natural ecosystems, and develops rescue programs to release wildlife in those areas and install wildlife connectivity gates for reptiles, amphibians and small mammals.

40. TERNIUM

ENVIRONMENT AND ENERGY POLICY

– – – – – – – – – – – –
Ternium is an integrated steel company committed on preserving the environment.
Its goal is to achieve the highest standards in environmental and energy performance as a basis for sustainable development throughout its operations in regards to company employees, the community and future generations. The company has committed to develop a high-quality performance, integrated and eco-efficient production system based on continuous improvement.

Caring for the environment is a fundamental value, and its principles are the following:

Compliance with the applicable legislation, as well as any voluntary agreements in relation to environmental protection and energy use, consumption and efficiency.
All levels in each area, throughout the company, are responsible for the results of environmental protection.
The commitment of all our personnel is essential, as is the training provided.
Environmental protection and energy efficiency are responsibilities of Ternium’s staff as well as of its subsidiaries, suppliers and contractor personnel.
Environmental and energy dimensions are an integral part of the company's management processes.
Continuous improvement in environmental and energy performance is actively promoted throughout the company, in addition to all the efforts necessary to achieve the objectives and established goals.
Pollution must be prevented at the source, controlling the most significant environmental aspects of our operations and minimizing their impacts and risks.
Promoting the acquisition of energy efficient products, technologies, services and implementing projects that enhance our energy performance.
Use energy and natural resources efficiently.
Encourage the use of best technologies and practices, as well as renewable energies, when feasible.

In each company, everyone is responsible for environmental and energy management:
The company supplies the means and resources to enable compliance with this policy, thereby supporting the sustainability of all operations, depending on the operations context.
All persons entering company facilities, such as own personnel, suppliers, contractors and customers, must comply with this policy.

The company seeks to share these principles throughout its value chain and across the communities where it operates, to promote the protection of the environment, encourage the efficient use and consumption of energy resources and foster an open dialogue with stakeholders.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated with a view to ensuring compliance throughout the organization.
June 2018

Máximo Vedoya CEO Ternium

41. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

REALIZING OUR PEOPLE’S FULL POTENTIAL
SUSTAINABLE DEVELOPMENT GOALS

20,000 EMPLOYEES LOCATED MAINLY IN THE AMERICAS.

GOALS	ACTIONS

Promote a culture of industrial and technological excellence	Reassessment of Ternium University’s training programs, based on career requirements, to achieve an up-to-date more effective offering
–Foster innovation	Adoption of new career development plans to ensure that adequately skilled employees achieve key positions
–Enhance employee’ skills in a challenging atmosphere	Development of a new working culture combining the positive aspects of traditional onsite work and new remote work alternatives
–Implement succession plans for key positions
–Shape an appealing working environment

Be an equal opportunity and equal treatment organization	Endorsement of United Nations’s Women’s Empowerment Principles (WEP)
–Increase diversity at Ternium’s management positions	Consolidation of the Lean In Together initiative
–Engage the communities and the supply chain under a concerted strategy to empower women	Long-term plan to increase women participation at management positions, with a medium-term target of a 40% increase by 2023 from 2020

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Ternium University aims at offering the company’s employees career development programs and training activities.
Over the last 15 years, Ternium has become a leading flat steel producer in Latin America by virtue of its main asset: a team of committed, innovative, industrious, diverse and highly qualified individuals. As Ternium has embarked on a new phase of development, we rely on the talent and determination of our people to successfully shape our company in this new stage.

Promoting Ternium’s Industrial and Technological Excellence
The sustainability of Ternium’s performance relies on the competences and skills of existing and new employees and on a successful succession and continuity process. Ternium is strengthening its Career Development program and is in the process of developing a new Succession program for key positions as part of its initiatives to ensure the company’s medium and long-term success.

To achieve operational excellence, our teams pursue continuous improvement and innovation, and training is key to achieve this goal. Ternium has recently centralized all training activities in a corporate university: Ternium University. It has the mission of learning, sharing and growing to help employees increase their competences and skills for their current and future positions at the company. Employees’ training activities were reassessed in 2020 based on career requirements, resulting in increasingly effective and less intensive training programs. Ternium University increased its offering of online programs as a result of restrictions related to the COVID-19 pandemic, completing approximately 80% of the envisioned training material. In 2020, Ternium University launched the Weekly Training Hour program for salaried employees, ensuring the achievement of training goals for each function through an effective management of the time devoted to training activities. In addition, the company is developing a new IT system to enhance the effectiveness of its human resources initiatives by offering employees an integrated and easy-to-use platform.

REDESIGNING TERNIUM’S TRAINING PROGRAM FOR YOUNG PROFESSIONALS
Ternium University is currently developing a new competence model for professionals, based on the assessment of required technical and managerial expertise under emerging and projected industry trends. Based on this new model, Ternium University is redesigning its Young Professionals program, with a pilot launched in September 2020. Under the new Young Professionals program, each participant is assigned customized training activities, with online and on-site

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COMPREHENSIVE VALUE CREATION STRATEGY

HEADCOUNT # OF EMPLOYEES

formats as well as networking activities. Participants will also be assigned to selected positions aimed at helping them raise their expertise on desired fields. The new mentoring system includes group and individual interactions, and upward feedback. Focused on attracting young talent and fostering a successful adaptation to Ternium's culture, the new Young Professionals program has reduced its duration from six to four years, and has increased online training formats to 80% of total training activities.

OTHER TRAINING PROGRAMS
In addition to its Young Professionals program, Ternium has developed a wide array of programs to help employees develop competences and skills during their entire career. The company also has an in-house outplacement program for retiring employees, which includes personalized consultancy and support services.

FOSTERING PERFORMANCE IMPROVEMENT
The individual performance of each salaried employee is assessed annually through a formal performance assessment process. The results of the evaluation process drive different aspects of the career, such as compensation and career development, training requirements and performance improvement opportunities. A performance assessment process based on a measurable set of objectives aims at helping our

HEADCOUNT BY NATIONALITY DECEMBER 2020

employees have a positive working experience and relationship with their leaders. Ternium’s performance assessment process is integrated to the company’s human resources IT system, which includes each employee’s objectives under a 360-degree approach. This is a key component of the process ensuring that everyone’s goals are in line with the company’s objectives and guarantees transparency and fairness in the assessment of each employee’s work throughout the year.

The evaluation of objectives accomplishment is addressed through a combination of different views: the employee’s own opinion, peers’ evaluations, assessment committees and feedback meetings, as well as mid-year reviews. The system offers employees additional options to provide and receive assessments, including the chance of submitting client-supplier opinions related to specific objectives and an upward feedback tool for management positions accessible to the manager’s leader.

TRANSFORMING THE WAY WE WORK
The countries in which Ternium operates have adopted labor regulations providing for basic labor benefits, such as life and disability insurance, health assistance, parental leaves and pension systems. In addition to legal labor benefits, Ternium has in place several other ones.

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Ternium is an equal opportunity employer
The company aims to foster a workplace environment that
attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences.

Ternium has a Diversity and Work Environment Free of Harassment policy guiding our efforts in managing talent and attracting and retaining motivated employees.

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COMPREHENSIVE VALUE CREATION STRATEGY

EMPLOYEES TRAINING AVERAGE HOURS OF TRAINING PER YEAR AND EMPLOYEE

In the context of the COVID-19 pandemic, the company’s Flexible Working program has helped reduce the impact of travel restrictions, by offering its employees on-demand office space located closer to the employees’ homes. Ternium’s Work from Home program was technologically strengthened in 2020 to support a massive scale. Under this program, the company funded the acquisition of home office items for approximately 3,600 employees, aimed at ensuring suitable conditions for remote work.

Ternium periodically commissions confidential surveys to monitor employees’ views and opinions on their working experience and the company’s management, leadership and culture. Action plans are based on survey results aimed at improving employees’ experience and overall labor climate. In 2020, we adopted a new methodology with stricter standards resulting in a general satisfaction score of 84% with the participation of 89% of salaried employees, showing a high level of interest and involvement in corporate life.

Ternium intends to shape a new working culture in the medium term, combining the positive aspects of both home-based work with on-site work. The design and implementation of this new working culture will require to assess working models applicable to each organizational area, its impact on team performance and

PERFORMANCE AND CAREER DEVELOPMENT REVIEW % SALARIED EMPLOYEES

the development of new leadership skills.

Building an Equal Opportunity and Equal Treatment Organization
Ternium has adopted policies on Human Rights and Diversity and Work Environment Free of Harassment, which guide our efforts in managing talent and attracting and retaining motivated employees. Ternium is an equal opportunity employer and aims to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. Ternium’s Code of Conduct forbids unlawful discrimination in employment relations and ensures that any person has the right to apply for employment with the company or to be considered for a new position strictly based only on the skills required for such task.

Over the years, Ternium has grown increasingly diverse. Mexicans, Argentines, Brazilians and Colombians account for the largest share of the company’s team members, yet a total of 27 nationalities are represented in Ternium’s staff. In 2020, 58% of the company’s local management positions throughout the organization were held by nationals. To foster diversity and inclusion at the work place, Ternium has set a number of programs and requirements under its policy. In 2020, the Human Rights Campaign foundation recognized Ternium as one of the best places to work in Mexico for the LGBT community.

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HEADCOUNT BY GENDER %, DECEMBER 2020

UNITED NATIONS’ WEPS
In May 2021, Ternium embraced the Women’s Empowerment Principles (WEPs) of United Nations Women and started the subscription process. Ternium aims to raise female participation in its management positions on a long-term basis, with a medium-term target of a 40% increase by 2023 from 2020. As part of its commitments under the WEPs, Ternium promotes business practices that empower women among its employees and other stakeholders, including those in the steel industry value chain and the communities near its facilities.

LEAN IN TOGETHER PROGRAM
Under the company’s Diversity+ program, in 2019 Ternium launched the Lean In Together initiative. In the first stage of the program, participants raised their awareness on identity unconscious biases, global perspective, cross-cultural leadership and inclusive spaces, and learned on the strategic management of differences. This module was organized on an online format including 140 participants at nine pilot groups combining employees from the same country with diverse career profiles and one pilot group combining managers from different countries. In the second stage of the program, participants designed various initiatives aimed at identifying cultural biases and conducts affecting corporate life, and ways to improve work relationships

HEADCOUNT BY AGE %, DECEMBER 2020

on the basis of equality and respect. This module was carried out during 2020 with 104 participants in nine groups.

MATERNITY MENTORING PROGRAM
During 2019, the company launched a Maternity Mentoring program as part of its initiatives to accelerate the reduction of the gender gap and foster the participation of women in managerial positions. Focused on strengthening women’s career development and reducing the rate of female employees that leave the company following pregnancy or maternity, the program offers a total of nine sessions to assist employees and their leaders in planning and managing the transition before, during and after maternity leave. Following a pilot test carried out in Mexico, the program was implemented in 2020 for our operations in Argentina, Brazil and Guatemala, with the assistance of a specialized consultancy firm.

Best place to work in Mexico for LGBT

47. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

HELPING OUR COMMUNITIES THRIVE

SUSTAINABLE DEVELOPMENT GOALS

$60 MILLION INVESTED IN THE LAST FIVE YEARS TO FOSTER EDUCATION AND LIFE QUALITY.

GOALS	ACTIONS

Foster education	Construction and operation of a technical school in Pesquería, Mexico
–Promote excellence in STEM education (Science, Technology, Engineering and Mathematics)	Sponsorship of other technical schools, including math and technical training, and technical internships and projects.
–Support schools and outstanding students	Financial support to students (high-school, undergraduate and graduate)
Implementation of an out-of-syllabus STEM education program for children

Support initiatives that strengthen communities near our operations	Funding of health care infrastructure and equipment, including special fund to face the COVID-19 pandemic in 2020
–Improve health care systems	Construction and operation of a field hospital (COVID-19) in Monterrey, Mexico
–Sponsor volunteering activities	Maintenance and refurbishing of community schools
–Promote cultural and sport activities	Support to vulnerable families in Argentina, Brazil and Mexico
Sponsorship of diverse cultural exhibitions and events, as well as city races and other sport activities

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New robotic and automation laboratories at a technical school in San Nicolás that turned it into one of the most modern in Argentina. Ternium has also carried out infrastructure renovation works at a technical school in Rio de Janeiro, Brazil, and donated computers and other equipment to a technical school in Pesquería, Mexico.

We believe that an industrial project like Ternium’s can only be sustainable if community and industry grow together. This is the principle guiding our community programs, which focus on four main fields:

- Education, which includes the Roberto Rocca Technical Schools, the Technical Gene program, the AfterSchool Program and Roberto Rocca Scholarships. We are convinced that education is the key to prosperous community growth and thus we have developed and ran educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters to fulfill their potential and become active contributors to society.

- Culture, which includes the Film Festival and the Photo Library. As a multi-cultural and multi-lingual company, we enrich and broaden people’s cultural horizons in communities near our facilities, fostering diversity and inclusion by promoting cultural activities.

- Volunteer work, through the Volunteers in Action program. We encourage our employees to volunteer for community activities with a special focus on refurbishing schools, aimed at helping those in need and cultivating pride and integration in our communities.
- Health, by funding infrastructure projects and improvements at hospitals and health care centers near our facilities, with the aim of improving people’s quality of life and fostering welfare.

Abiding by these general directives, our programs have been designed to be implemented at local level, taking into account the particular circumstances of each community where we operate.

In 2020, in the context of the global health, educational and economic crisis resulting from the COVID-19 outbreak, Ternium launched a dedicated fund to strengthen its support to the communities. For more information see page 18 "COVID-19".

Developing High Standards of Technical Education
One of our main programs is the Roberto Rocca Technical Schools (ETRR, for its acronym in Spanish).

Named after one of the company’s founders and promoter of industrial culture and technical education, the ETRR was launched to educate high school students from our communities, using innovative teaching methods and the latest technology in both classroom and laboratory. All

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COMPREHENSIVE VALUE CREATION STRATEGY

students are granted different scholarships, depending on their needs.

The first school, inaugurated in 2013 in the city of Campana, Argentina by our sister company Tenaris, has capacity for 420 students. The second school, inaugurated in 2016 in Pesquería, Mexico by Ternium, can host up to 360 students.

Although we have been forced to close the school because of the pandemic, we implemented a remote teaching system to ensure continuity, quality, follow-up and educational, technological and nutritional support to the students throughout this period. Students have not only continued with their studies but have also performed their industrial internships on virtual mode.

For example, some students have participated together with graduates and company staff in the development of a sanitizing system designed for entrance halls. Other students have participated together with our employees, on a virtual format, in steel tube testing equipment design, aimed at achieving an automated process with safer procedures.

During 2020, we reinforced the Project-Based Learning (PBL) methodology, which we believe fosters innovation and teamwork, helps students develop Industry 4.0 skills and encourages them to think in diverse ways, developing critical thinking and better communication skills. Also during 2020, we trained ten teachers in the PBL methodology.

The ETRR has a teacher evaluation committee that monitors classes and assesses student surveys as part of its evaluation system. In 2020, we assessed the performance of 24 teachers. In addition to assessing and guiding improvement, which is the cornerstone of our teacher development plan, we reward performance, attendance, use of technology and training. During the year, the school teachers received approximately 3,600 hours of training under a continuous development program.

Strengthening Technical Education Community-Wide
The Technical Gene program provides support for the improvement of infrastructure and equipment at technical schools, as well as for teacher training and

COMMUNITY PROGRAMS $ MILLION

school management. In addition, it provides on-the-job training internships for high-school students and shares teaching and learning practices and concepts developed in the Roberto Rocca Technical Schools.

Furthermore, it provides opportunities for high-school students in communities near our facilities to develop industry 4.0 skills by offering them specific tools to guide their learning. The program currently comprises approximately 440 students and teachers from seven schools in Monterrey, Mexico, in San Nicolás, Argentina, and in Rio de Janeiro, Brazil.

In 2020, adapting to pandemic-related restrictions, we held a virtual hackathon of Technical Gene Makers in Argentina, with 70 participants brainstorming innovative projects to add value to their communities.

We continued training teachers, offering a virtual training course in physics and math to 17 educators and with 33 educators from five technical schools participating in another math project. In Brazil, we offered an online workshop to 50 educators on STEM-oriented hybrid teaching (Science, Technology, Engineering and Math).

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TECHNICAL GENE PROGRAM # OF PARTICIPANTS
(*) Technical Gene operates at public technical schools, which saw their activity affected in 2020 due to the COVID-19 pandemic.

Quality Education for the Communities
Ternium has different programs aimed at improving skills and education in communities near its facilities. We organize workshop academies in Pihuamo, Aquila and Alzada in Mexico. In addition, through the AfterSchool (ASP) program, we provide support to primary schools in San Nicolás de los Garza, Mexico, and in Ramallo, Argentina.

The ASP offers non-formal education for children aged six to 12 years-old, designed for communities with considerable school dropout rates. The program offers extra hours of STEM four days a week to encourage children to commit to learning and further their personal development in the longer term. With approximately 310 participants, in 2020 ASP classes shifted to virtual format in Argentina and Mexico.

We took advantage of the new virtual format to share the ASP initiative with families and the community. In Argentina, we opened up the content developed for the virtual classes through a virtual platform and social networks, and in Mexico we developed a virtual end-of-year event fully managed by the students with the participation of approximately 100 families.

ROBERTO ROCCA SCHOLARSHIPS PROGRAM # OF SCHOLARSHIPS

Encouraging Excellence Among Students
Launched in 1976 in Argentina, the Roberto Rocca Scholarships program was initially designed to benefit the children of Ternium’s employees. Later on, it was offered to other students living in communities near our facilities.

The focus of the program is to stimulate academic performance and commitment among high-school students and to promote the study of applied science and engineering among undergraduate and graduate students. In 2020, we awarded 763 scholarships to distinguished high-schools students, 361 scholarships to undergraduate students and nine fellowships to students pursuing their PhDs.

Culture and Tradition to Foster Diversity and Integration
For Ternium and its sister companies in the Techint Group, art and culture are a source of innovation as well as a means of celebrating diversity and exploring humanity.

The cornerstone of our arts programs in the areas of film and photography is our partnership with the PROA Foundation, which in addition to its activities in the community in Buenos Aires, Argentina, provides us with invaluable expertise and experience to guide us

51. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

Ternium’s community support includes the funding of health care infrastructure and equipment at nearby hospitals and health care centers.
in the selection and development of content in our arts programs.

In 2020, our traditional film festivals had to be replaced by other events that could be streamed on-line, such as concerts, ballets and conferences. Art exhibitions were performed at open public spaces observing the recommendations related to the containment of the COVID-19 pandemic.

Volunteering: Making a Difference
We are committed to making a difference and strengthening a sense of pride in belonging to the communities where we operate. Ternium employees and their families regularly volunteer to improve local school infrastructure, joining students, their relatives, school teachers and neighbors in this effort.

In 2020, restrictions related to the COVID-19 pandemic curtailed most of our activities under this program as, by their nature, they entail on-site work. Nevertheless, we managed to gather approximately 220 volunteers and 3,400 hours of volunteering, observing established protocols, to refurbish, restore, renovate and expand school buildings in Mexico, Argentina and Colombia.

During 2020, those affected by the floods caused by
hurricanes ETA and IOTA in Guatemala received 460 kits containing foodstuff and cleanliness and hygiene products donated by Ternium and its employees.

Sports and a Healthy Lifestyle
As part of our drive to promote a healthy lifestyle, it has been a tradition in our company to organize the 10K Ternium annual local race, together with local institutions, in San Nicolás, Argentina, in Monterrey and Colima, Mexico, in Rio de Janeiro, Brazil and in Villa Nueva, Guatemala. In 2020 we organized the annual race on virtual format due to the pandemic.

With the goal of adding kilometers rather than arriving first, participants ran or walked, choosing day, time, route and distance during a nine-day term. On the other hand, our traditional sport leagues, involving schools in neighboring communities, were suspended in 2020.

Regarding health care initiatives, during 2020 the company continued supporting and funding a basic health care unit in Aquila, Mexico, as well as improvements in health care infrastructure in different countries, which were reinforced in the context of the COVID-19 pandemic. For more information see page 18 "COVID-19".

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TERNIUM’S COMMUNITY SUPPORT IN NUMBERS	$29 MILLION INVESTED IN OUR TECHNICAL SCHOOL IN PESQUERÍA, MEXICO (2015-2018).	$11 MILLION INVESTED IN 2020 IN EDUCATION, HEALTH CARE, CULTURAL AND SPORT ACTIVITIES.	1,133 SCHOLARSHIPS FOR HIGH-SCHOOL, UNDERGRADUATE AND PHD STUDENTS IN 2020.

Graduation ceremony at Ternium’s ETRR at Pesquería, Mexico. Two students, their family history and their dreams were the theme of a short film that captures the self-improvement spirit that lays behind this endeavor, and that was awarded the 44° Suncoast Regional Emmy Awards 2020 in the category "Education News".

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COMPREHENSIVE VALUE CREATION STRATEGY

STRENGTHENING TERNIUM’S VALUE CHAIN

SUSTAINABLE DEVELOPMENT GOALS

1,800 SMALL AND MEDIUM-SIZED ENTERPRISES PARTICIPATE IN THIS ENDEAVOR TO STRENGTHEN THE STEEL INDUSTRY VALUE CHAIN.

GOALS	ACTIONS

Promote a collaborative network in the steel value chain to foster performance excellence	Engagement of universities, business schools and industrial chambers to collaborate with the program’s initiatives
Engagement of special-purpose governmental agencies to expand SME’s project financing tools
ProPymes conferences to coordinate the sector’s agenda, and strengthen ties and networks

Help small and medium-sized customers and suppliers grow	Training programs for managers, employees and workers
–Enhance competitiveness and foster investments	Assistance in the development of industrial projects and management tools
–Identify and pursue business opportunities	Support to develop commercial banks’ financing of industrial projects
Financing of working capital requirements
Broad assistance program for export-led SMEs
New program focused on climate change related subjects
Assistance in the development of commercial relationships to enhance business opportunities
Assistance in the development of an institutional agenda to deepen ties with governmental bodies and communities

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ProPymes offers support to small and medium size customers and suppliers in the steel industry value chain in Mexico and Argentina.
Ternium offers support to small and medium size enterprises (SMEs) through a program that provides a variety of services, including training, industrial assistance, institutional assistance, commercial support and financial aid. With the participation of 1,821 companies as of the end of 2020, our ProPymes program fosters the development of the industrial value chain in Mexico and Argentina.

ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs, which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the value chain of the best practices utilized in the industry.

Why Should Ternium Help Other Companies?
Ternium believes that part of its role as a large industrial company in Latin America is to strengthen its value chain. The ProPymes program was first launched in Argentina in 2002, during a deep economic crisis that severely affected many companies in the steel industry value chain. It has been named after the acronym Pyme, which in Spanish stands for SME. In Mexico, the program was introduced four years later.
ProPymes institutionalizes the cooperation between Ternium and the company’s small and medium-size customers and suppliers. Ternium works with SMEs to help them reach their potential, enhancing their professional, management and financial capabilities, and helping them participate competitively in both domestic and foreign markets. A strengthened value chain fosters, in turn, the development of industrial infrastructure at Ternium’s main markets, with increased steel demand and enhanced competitiveness.

ProPymes Assistance Services

TRAINING
ProPymes designs and implements an annual training agenda. The course contents are continuously updated to offer our customers and suppliers the best available tools and management practices for their salaried and hourly employees, as well as for managers. Every year the program incorporates additional subjects to its curriculum to meet SMEs’ increasingly sophisticated range of needs, as they advance their learning curves. In 2020, the COVID-19 pandemic required a shift to online formats for training activities and the incorporation of additional courses to discuss new protocols for running safe industrial operations in compliance with new

55. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

PROPYMES’ SPONSORED INDUSTRIAL PROJECTS # OF PROJECTS
(*) Activity in 2020 was affected by restrictions related to the COVID-19 pandemic.
regulations. Training activities include programs, workshops and webinars with the participation of renowned consultants and teachers from universities and technical schools. In 2020, ProPymes sponsored online training courses for approximately 5,300 attendants who spent an aggregate 72,900 hours in class.

INDUSTRIAL MANAGEMENT
ProPymes’ industrial assistance service focuses on a broad array of issues from the use of automation technology, the optimization of production facilities and quality certifications, to the development of environment, health and safety protocols and human resources management. Although in 2020 the COVID-19 pandemic impaired the industrial assistance service, the incorporation of an online assistance format helped keep some level of activity with the development of approximately 300 projects.

FINANCIAL ASSISTANCE
The financial assistance service aims at fostering investments to enhance productivity and increase SMEs’ installed capacity. The scope of ProPymes assistance includes the analysis and development of the project, and the granting of a loan from ProPymes or support for application for commercial bank financing and guarantees or government-sponsored low-cost financing

PROPYMES’ SPONSORED TECHNICAL SCHOOLS # OF SCHOOLS

instruments. In 2020, Ternium’s SME customers were granted $5.7 million in direct financial assistance and $13.5 million in loans from banks and mutual guarantee companies with the assistance and sponsorship of ProPymes.

COMMERCIAL SUPPORT
ProPymes assists suppliers in the development and certification of new products for Ternium and/or any of its affiliated companies. In addition, it assists SMEs in the development process required to become a supplier of large companies to gain new customers for automotive, oil & gas and other industrial sectors. ProPymes also offers SMEs the possibility to leveraging on the Techint Group’s global network of commercial offices in order to enhance their market reach.

INSTITUTIONAL INITIATIVES
The ProPymes institutional assistance program helps SMEs develop an agenda that deepens ties with governmental bodies and communities, and addresses common concerns. Initiatives under this program include strategies aimed at ensuring a level playing field in the local market, given the potential threat of unfairly traded imports, those intended for the setting of industry chambers and the development of technical standards for industrial products, and those aimed at

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ProPymes response to the pandemic
The COVID-19 pandemic brought new challenges to the management of companies’ operations, threatening the financial stability of SMEs. Ternium, through ProPymes, established a collaborative network with the Argentine chamber of metallurgical enterprises to tailor customized solutions for member companies, aimed at sustaining their utilization rates.

enhancing SMEs competitiveness. In addition, we help SMEs set their own corporate social programs through the implementation of a support program for technical educational institutes.

SPECIAL PROGRAM FOR EXPORT-LED COMPANIES
Under the ProPymes Exporta program, launched in 2018, we encourage export-led SMEs to expand their businesses abroad by leveraging on their export potential. Selected companies in the steel industry value chain in Argentina are invited to participate according to their export profile. The program aims at increasing their medium-term export capabilities through a broad industrial, commercial, financial and institutional support program. The ProPymes Exporta program encompasses approximately 240 SMEs with a customer base located at close to 30 countries.

NEW PROGRAMS
ProPymes has recently launched a pilot program with selected SMEs in Argentina to help them assess their medium-term environmental risks and opportunities, and elaborate and implement their medium-term strategic plans. ProPymes is carrying out the first phase of the program, consisting in training activities. In a second phase, ProPymes is planned to assist SMEs in the analysis and development of their climate change-
related roadmaps, and to promote their implementation. We expect to broaden the pilot to other SMEs in Argentina and Mexico. ProPymes has also organized sectoral workshops to assess SMEs opportunities at developing new markets and incorporating technology (mainly Industry 4.0). ProPymes is planned also to assist SMEs in the analysis and implementation of customized solutions.

Developing the SMEs Agenda
SMEs are key players for the social integration of their communities, as they generate a substantial share of total industrial jobs. The ProPymes program plays an important role in advancing the SME policy agenda in Mexico and Argentina. Ternium organizes major events under the auspices of the ProPymes initiative, bringing SMEs’ representatives together with government officials, economists and journalists to discuss the sector’s economic context and outlook. In Mexico, the ProPymes biannual event showcases awards for SMEs excelling in diverse areas including occupational health and safety, logistics services and raw material handling. The occasion also includes a Supplier of the Year award. In Argentina, the event features panels and interviews designed to allow SMEs’ executives share their experiences and lessons learned.

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COMPREHENSIVE VALUE CREATION STRATEGY

DELIVERING TERNIUM’S BUSINESS STRATEGY

SUSTAINABLE DEVELOPMENT GOALS

50% INCREASE IN THE PRODUCTION CAPACITY OF HOT-ROLLED STEEL COILS, WITH START-UP OF NEW MILL IN JUNE 2021.

ELEMENTS OF STRATEGY	ACTIONS

Focus on sophisticated steel products	New galvanizing and painting lines at Ternium’s industrial center in Pesquería, Mexico
New research center in Mexico to further expand Ternium’s R&D capabilities

Pursuit of strategic growth opportunities	New 4.4 million tons hot-rolling mill in Pesquería to increase Ternium’s market share in the USMCA steel market
New 520,000 tons steel bar & coil mill in Colombia

Enhancement of Ternium’s competitive position	Incorporation of state-of-the-art equipment through Ternium's new investment projects
–Full product range offering	Coordinated deployment of new technologies and cross implementation of Ternium’s best practices
–Operational excellence	Offering of just-in-time and short notice supply agreements with consistent quality and delivery compliance
–Differentiated services through a strong distribution network	Human resources management measures (see "Realizing Our People’s Full Potential")
–Attract and train talented employees

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Remote assistance with augmented reality, one of diverse applications enabled by a technological convergence that has helped shape the SMART factory concept.
Ternium aims to enhance stakeholder value by further consolidating the company’s position as a leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.

We believe Ternium has built competitive advantages in its main steel markets. The company’s industrial presence, and its network of distribution centers and commercial offices increases Ternium’s ability to offer differentiated logistics and stock management services. Our customers have access to an integrated connectivity platform covering the entire customer relationship process. For more information on Ternium’s Webservice Platform, see page 64 "Differentiated Services Through a Digital Marketplace".

Ternium also works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them grow. The prosperity of SMEs and the development of a collaborative industrial network have strengthened the company’s value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and imports substituted by new locally manufactured products. For more information on the ProPymes program, see page 54 "Strengthening Ternium’s Value Chain".

Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy the company has built its Pesquería Industrial Center in Mexico, which currently comprise a cold-rolling mill, two galvanizing facilities and a painting line, and will soon start up a new hot-rolling mill.

Together with its processing technology upgrade, Ternium has increased its product research and development capabilities in order to broaden its product range, particularly in the high-end steel segment, in order to satisfy its industrial customers' requirements. Ternium provides technical assistance to its customers through its product research and development area, allowing to maximize the performance of the company’s steel products and the efficiency of the manufacturing processes downstream in the steel industry value chain.

We believe that Ternium has additional growth opportunities in the USMCA trade region. In Mexico, increased steel consumption over the last decades gave way to an attractive steel market with a significant demand for advanced steel products, mainly driven by

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COMPREHENSIVE VALUE CREATION STRATEGY

a dynamic manufacturing industry that destines a significant share of its production to the US market. The Mexican industrial sector has access to the US and Canadian markets through the USMCA, and to other major economic regions and trade blocks through other free trade agreements. Mexico has privileged conditions to host a competitive and innovative manufacturing sector and the country’s geographic location provides a competitive logistics base to reach every major market.

Mexican steel producers deliver approximately half of the flat steel demand in the country. We believe that Ternium is very well positioned to compete with foreign producers and gradually substitute imports in the country. The company has built a solid differentiation strategy leaning on its unique industrial presence in Mexico, as well as on its market competitiveness. We believe that Ternium is also well positioned to compete in the US steel market.

In South America, Ternium has a significant presence in the Argentine steel market, the third largest in Latin America. The country’s manufacturing customers account for approximately half of local flat steel demand, providing ample opportunities for the offering of value added products and services. Ternium is in an unparalleled position to compete with foreign producers in Argentina. Its solid differentiation strategy built on its industrial integration in the country allows to offer customized products and value-added services.

Ternium has a significant local presence in Colombia, the fourth largest steel market in Latin America. The company is also a competitive player in other steel markets in the region.

We identify three main drivers of Ternium’s business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations.

Focus on Sophisticated Steel Products
The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in the company’s sales mix.

Ternium’s industrial center in Pesquería enabled the manufacturing of new cold-rolled and hot-dipped galvanized steel products that strengthened our positioning in the high-end market sector, giving way to a gradual replacement of imported goods in key industrial segments, like the automotive sector.

The further development of the Pesquería unit in 2019 allowed the manufacturing of new hot-dipped galvanized and pre-painted products, expanding our product range for industrial customers and increasing the value added at our processing facilities. The new painting line incorporated the most advanced technology to the Mexican steel industry.

A new hot-rolling mill in Ternium’s industrial center in Pesquería, soon to be inaugurated, will represent a technological leap forward in the country’s steel production capacity, and has been coupled with investments in new research and development infrastructure to accelerate the expansion of Ternium’s product range.

With this investment, Ternium broadened its dimensional offerings with the most advanced steel grades, aiming at fulfilling all industry requirements to substitute high-value-added steel imports targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors.

Pursuit of Strategic Growth Opportunities
We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas, increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities.

For example, in 2017, Ternium acquired Ternium Brasil, a steel slab producer with facilities located in the state of Rio de Janeiro, Brazil. The plant has an annual production capacity of 5.0 million tons of high-end

60. TERNIUM

Delivering Ternium’s business strategy
New state-of-the-art hot-dipped galvanizing and painting lines in Mexico.
New advanced hot-rolling mill in Mexico.
Increased integration of the Rio de Janeiro steel mill.
Strengthened product research and development capabilities.
Deployment of new technologies.
Reliable quality, unparalleled service and on-schedule delivery.
Solid financial performance.

Ternium’s industrial center in Pesquería. Upon the inauguration of the new hot-rolling mill, the industrial center will have an annual production capacity of 4.4 million tons of hot-rolled products, 1.6 million tons of cold-rolled products, 830,000 tons of hot-dipped galvanized products and 120,000 tons of pre-painted products.

61. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

TERNIUM’S TOTAL PRODUCTION CAPACITY AS OF JUNE 2021	12.4 MILLION TONS ANNUAL CRUDE STEEL PRODUCTION CAPACITY, UP 70% IN 2017.	13.8 MILLION TONS ANNUAL HOT-ROLLED COIL PRODUCTION CAPACITY, UP 50% IN 2021.	5.5 MILLION TONS ANNUAL COLD-ROLLED COIL PRODUCTION CAPACITY.
	3.7 MILLION TONS ANNUAL GALVANIZED STEEL PRODUCTION CAPACITY, UP 20% IN 2019.	1.1 MILLION TONS ANNUAL PAINTING PRODUCTION CAPACITY, UP 10% IN 2019.	1.9 MILLION TONS ANNUAL HOT-ROLLED BARS AND COILS PRODUCTION CAPACITY, UP 40% IN 2020.

steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. With this acquisition, total crude steel production capacity of Ternium’s industrial system increased to 12.4 million tons, or approximately 70%.

The addition of the Rio de Janeiro facility to Ternium’s industrial system triggered the second wave of projects in Pesquería, Mexico, which will be completed with the inauguration of the new hot-rolling mill. This new mill, with an annual production capacity of 4.4 million tons and an option to increase capacity in the future by an additional 400,000 tons, combined with the steel-making facility in Rio de Janeiro, will enable Ternium to continue increasing its market share in Mexico.

Ternium’s increased participation at the country’s steel market will be supported by the combination of a higher production capacity and a strengthened product range with a broader dimensional offering and new advanced steel grades. The company also expects to enhance customer service and reduce lead times in its value chain in Mexico, leaning on its higher local production capacity and the company’s service center and distribution capabilities.

In Colombia, Ternium started up a new reinforcing bar facility in Palmar de Varela in 2020, adding 520,000 tons of annual production capacity of steel bars to Ternium’s industrial system. This investment will enable the company to expand its market share in Colombia’s dynamic construction sector, by offering an alternative to imports in the country's northern region. In addition, it has increased our upstream integration in the country.

Enhancement of Ternium’s Competitive Position
In addition to developing a full range offering of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance the company’s competitive position by seeking excellence in operational performance, and by attracting and training talented employees.

Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has a centralized industrial engineering, automation, OH&S and environmental management area. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of

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INVESTMENT IN PRODUCT RESEARCH AND DEVELOPMENT $ MILLION

new technologies and access to strong internal technical support.

We aim to obtain better purchase conditions and prices by combining the demand for products and services both by Ternium and its affiliate, Tenaris. We pursue this goal through Exiros, a purchase agency which we own 50/50 with Tenaris. Exiros has offices in various countries and procures most of the raw materials and other products and services required for our manufacturing process.

Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services are offered to customers in major steel markets supported by the company’s extended service center, distribution, sales and marketing networks. As part of its differentiation strategy, Ternium aims at further strengthening its presence at local steel markets. In this regard, in 2019 and 2020 Ternium inaugurated a total of seven new distribution centers in Mexico and Guatemala.

STRENGTHENING PRODUCT RESEARCH AND DEVELOPMENT CAPABILITIES
In addition to the incorporation of state-of-the-art processing technology, Ternium has been strengthening

AUTOMOBILE INDUSTRY CERTIFICATIONS NUMBER OF CERTIFICATIONS APPROVED

its product research and development capabilities to widen its product range.

We are designing a new product development roadmap, aimed at increasing our offering of resistant and lightweight steel products for low carbon economy applications. This initiative is one of the elements of the company’s climate change strategy.

Ternium’s research programs are developed at its own facilities, with an emphasis on creating and manufacturing increasingly sophisticated steel products for new uses and customers. These efforts are complemented with our participation in a broad-based international network of industry consortia, universities and research laboratories.

Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. Sponsored by worldsteel, the group regularly updates the automotive industry on upcoming new steel capabilities available to meet design and manufacturing requirements.

We have identified synergies in collaborating with Ternium’s customers in the early stages of their

63. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

projects. Being able to anticipate the markets’ requirements, through joint product development projects with leading industrial companies, is key not only to build strong customer relationships but also to plan and develop new processes, which may sometimes require the incorporation of new equipment and technology.

Ternium also promotes the participation of university researchers and students from some of the world’s most prestigious institutions in projects’ early stages. We engage universities in our research efforts in order to expand and further diversify the company’s research network and capabilities.

This initiative fosters the development of fundamental knowledge and know-how by participating universities while enabling the optimization of Ternium’s in-house research resources. Approximately thirty undergraduate and postgraduate students pursuing degrees in engineering, materials science and metallurgy take part in the program.

These research initiatives span the entire production cycle, from primary steel making and metallurgy, to rolling and coating. The goal is to design and develop the best solutions to achieve a better and more sustainable steel.

In 2020, the COVID-19 pandemic took its toll on the collaboration of universities and research laboratories with Ternium’s projects. Once the pandemic recedes, we expect to normalize these activities that before the COVID-19 outbreak used to involve over 50 institutions from both the public and private sectors.

The company’s research facilities include laboratories in Mexico, Brazil and Argentina, where we test product performance and simulate production processes. Ternium has recently reinforced its research infrastructure with the incorporation of a new coking pilot plant in Argentina and the upgrade of a steel corrosion testing laboratory in Mexico.

In addition, the company has launched the construction of a new research and development center in Monterrey, Mexico. This new state-of-the-art center, expected to be operative in 2021, will incorporate new equipment to Ternium’s research and development infrastructure to test product performance.

RESEARCH AND DEVELOPMENT OF ADVANCED STEEL PRODUCTS
Ternium’s adoption of state-of-the-art technologies enabled the company to develop dual phase, ferrite-bainite, martensitic and complex phase grades to broaden its product range, as part of its focus on new advanced high-strength steel grades.

We intensified our product development activities based on these new capabilities to further broaden Ternium’s high-end product portfolio for customers in the automotive, metal-mechanic, home appliance, energy and electric motors industries. More recently, with the new investment at the company’s industrial center in Pesquería, we widened our product portfolio for automotive and home-appliance manufacturers, and other industrial sectors.

With Ternium’s new steel bar and coil mill in Palmar de Varela, Colombia, we will be able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those currently available in the market.

DIFFERENTIATED SERVICES THROUGH A DIGITAL MARKETPLACE
As Ternium’s industrial system runs on a unified IT platform, our ample range of products and services can be offered to our customer base in a coordinated way. The company has integrated its processes with those of its customers and suppliers through "WebService", the company’s digital marketplace. Most of our customers’ orders are placed through this platform, which helps them improve their management processes. WebService has also proved its value during the COVID-19 outbreak, as functionalities enabled customers to operate without the need of personal interaction.

In the medium-term, Ternium intends to further develop its digital platform capabilities, with the incorporation of a new tool able to proactively anticipate customers’ needs based on the utilization of artificial intelligence.

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Focus on high-margin value-added products
Ternium has launched the construction of a new research and development center at its industrial center in Pesquería, Mexico, to boost high-end steel product development capabilities.

Diario | 15/Mayo/2021
Gestión Industrial en el Puesto
Roughing Mill - Resumen
Producción
Real 1450 t
Última Hora 179 t
Estándar 1373 t
Producidos 26 n°
Desvío 78 t
Suspendidos 10 n°
1450 t Real
10 n° Suspendidos
Gap Time 02:50
Próximo CRT 01:45:00
Material Retenido
1 Retenido
Atorones
Microdemoras | seg
55 seg
Tiempo de Proceso
135 seg
Ut. Neta Reversible
93 %
Interrup. Reversible
Ut. Neta Caliente 4
93 %
Interrup. Caliente 4
T1
T2
R1
R2

Equipment testing at the new hot-rolling mill in Pesquería, Mexico, which we expect to inaugurate in June 2021.

65. SUSTAINABILITY REPORT 2020

COMPREHENSIVE VALUE CREATION STRATEGY

COMPETITIVENESS AGENDA: SMART FACTORY
SMART is the acronym for Social, Mobile, Analytics, Robotics and (internet of) Things. Ternium is making progress in the deployment of new digital technologies that are leading to step improvements in its operating performance.

These new solutions are based on the processing and analysis of a constant stream of information and knowledge from its industrial operations (data and events provided by meters, cameras and drones). In order to support Ternium’s analytics needs across all business functions, we have implemented a Data Lake, a single technological platform that meets all our big data and analytics requirements.

SMART factory applications include a wide array of company functions such as order management, administration, human resources, maintenance, quality, and occupational health and safety. Solutions encompass mobile and remote work; remote assistance (augmented reality); personnel training (virtual reality simulation); the execution of automated administrative processes and tasks (robots); and the real-time autonomous detection of unsafe conducts or situations, the autonomous assessment of difficult-to-access building structures and equipment, and the appraisal of bulk material (automatic image interpretation through artificial intelligence).

SMART factory applications also include the automated handling of steel products in the yards (RFID and WMS), and the prediction of failures in maintenance management (predictive analytics and data correlation). Ternium’s RFID system has been installed at several stockpile yards for identifying and tracking each coil from the moment it reaches the yards until shipment, facilitating inspection procedures, improving inspectors’ safety and reducing operations lead times.

Ternium has thousands of cameras tracking operations in our facilities, as part of an early safety alarm system. Hundreds of those cameras are able to assess distances from suspended loads, moving vehicles and entrapment areas, verify the observance of marked pathways and social distancing, and monitor the use of safety helmets, vests and facemasks. The social distancing and facemask functionalities were implemented soon after the new COVID-19 related protocols were
designed. By the end of 2020, the slab continuous casters at the company’s Brazilian, Mexican and Argentine facilities were using analytics and data correlation technology for maintenance purposes. We plan to apply this technology to the company’s main flat steel hot-rolling, cold-rolling and galvanizing lines to shield strategic equipment and reduce interruptions, thus increasing the reliability of operations and reducing costs.

For training purposes, Ternium has built facilities and developed virtual reality software on risk perception, crane and secondary metallurgy operations, and firefighting. The company expects to incorporate new training subjects to gradually broaden its virtual educational program. To enhance productivity, the company has developed digital replicas of physical assets, processes, people, sites, systems and devices that can be used for various purposes.

During 2020, the company reinforced and expanded remote work functionalities in the context of the COVID-19 outbreak, adapting to a significant increase in connectivity demand and cybersecurity, and in the demand for new tools for enhancing remote workers’ interactions and for massive virtual meetings.

Ternium also uses administrative robots running automated processes and tasks in the areas of accounts payable, accounts receivable, sales back office and industrial engineering administration, reducing repetitive tasks formerly performed by employees.

For the medium-term, we envision further possibilities in the development of smart maintenance, autonomous administrative processes with minimum manual tasks, digital modelling of products and processes to maximize industrial and quality performance, and in the anticipation and prevention of safety events.

Ternium’s IT system is certified under ISO 20000. The company intends to implement the best practices in the management of an organization’s IT processes and services, to help Ternium optimize costs, resources and processes, enhance customer satisfaction, strengthen the performance assessment of its IT system, increase compliance with applicable regulations, and thus enhance overall business competitiveness.

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Increased presence in Colombia
In 2020, Ternium started up a new reinforcing bar greenfield steel mill at Palmar de Varela to gain market share in the country’s Northern region and integrate its downstream operations.

New facility at Palmar de Varela, Colombia. The 520,000 tons-per-year capacity mill has incorporated three shifts since its start-up in November 2020.

67. SUSTAINABILITY REPORT 2020

TERNIUM’S STEEL MARKETS
Ternium’s customers range from small businesses to large global companies in the industrial and construction sectors.

We report steel shipments for three geographic regions: Mexico, the Southern Region and Other Markets.

Mexico
The Mexican steel market is one of the two largest in Latin America, together with the Brazilian market. The industrial sector, which in 2020 accounted for 49% of Ternium’s total shipments in Mexico, is the main driver behind this attractive high-end steel market. Ternium’s largest industrial customer in Mexico is the automotive industry.

With 3.0 million vehicles produced in 2020, the local industrial hub is the largest in Latin America and ranks seventh in the world behind China, the US, Japan, Germany, South Korea and India.

The Mexican manufacturing industry is a fundamental part of a complex supply chain in the USMCA, and is prepared to supply highly sophisticated products for demanding end-user markets. In addition to the automotive industry, the Mexican home appliance, HVAC and lighting manufacturers also have a high level of sophistication, requiring innovative advanced steel products.

Southern Region
The Southern Region encompasses the steel markets in
Argentina, Bolivia, Chile, Paraguay and Uruguay. The Argentine steel market, the third largest in Latin America, accounts for most of Ternium’s shipments in this region.

The industrial sector in Argentina represented approximately 46% of Ternium’s total shipments in the country in 2020. The Argentine automotive industry, the third largest in Latin America, is part of a value chain in the Mercosur, a customs union between Argentina, Brazil, Uruguay and Paraguay, which has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states.

TERNIUM’S STEEL SHIPMENTS BY COUNTRY 2020

Other relevant industrial sectors in Argentina include the agricultural machinery, cans and home appliance manufactures, and the oil & gas sector.

Other Markets
Ternium’s finished steel customers in the Other Markets segment are mainly engaged in the construction and energy-related industries in Colombia, the United States and Central America.

Following the acquisition of Ternium Brasil in 2017, Ternium started shipping steel slabs to other steel companies mainly in the United States and Brazil. A small share of Ternium’s shipments is destined to steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium’s commercial office in Spain.

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HIGH INDUSTRIAL SECTOR PARTICIPATION IN TERNIUM’S MAIN MARKETS	49% IN MEXICO WHERE THE INDUSTRY INTEGRATES A COMPLEX SUPPLY CHAIN IN THE USMCA.	46% IN ARGENTINA WHERE THE INDUSTRY IS PART OF A VALUE CHAIN IN THE MERCOSUR CUSTOMS UNION.	60 MILLION TONS OF STEEL CONSUMED IN LATIN AMERICA IN 2020, MAINLY IN MEXICO, BRAZIL, ARGENTINA AND COLOMBIA.

Sophisticated products and services. The automotive industry is Ternium’s largest industrial customer.

69. SUSTAINABILITY REPORT 2020

ECONOMIC AND FINANCIAL PERFORMANCE

Solid set of results despite the COVID-19 pandemic
2020 has been marked by the start of the COVID-19 outbreak in our region. Ternium took prompt action to successfully mitigate the impact of the pandemic on the company and its stakeholders.

2020 Economic and Financial Performance

SUCCESSFUL PERFORMANCE IN A CHALLENGING YEAR
The situation created by the COVID-19 pandemic and the company’s successful response is discussed in the section “COVID-19” on page 18. Early in 2020, Ternium implemented new working protocols, adjusted its operations to a new demand scenario, and strengthened support to SMEs in its value chain, community hospitals and health care centers, as well as to vulnerable families.

Shipments in the Mexican market were 5.9 million tons in 2020, representing 52% of Ternium’s total steel shipments. Shipments in the Southern Region were 1.9 million tons in 2020, or 17% of Ternium’s consolidated shipments in the steel segment, most of which are destined for the Argentine market. Shipments in the Other Markets region were 3.5 million tons in 2020, or 31% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America.

Net sales in 2020 were $8.7 billion, including steel products net sales of $8.5 billion on steel shipments of 11.4 million tons, iron ore products net sales of $390.5 million on iron ore shipments of 3.8 million tons, and other products net sales of $177.7 million. The majority of our iron ore production was consumed in our own steel operations in Mexico. Steel revenue per ton was $748 in 2020, 5% lower than revenue per ton in 2019, mainly reflecting a weak steel price environment during the first half of 2020, particularly at the start of the COVID-19 outbreak, partially offset by a significant recovery in prices during the second half of the year. EBITDA reached $1.5 billion in 2020 with EBITDA margin of 17% and EBITDA per ton of $134. Equity holders’ net income in 2020 was $778.5 million, equivalent to earnings per ADS of $3.97, including a non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, equivalent to $0.95 per ADS.

SOUND FINANCIAL POSITION
Net cash provided by operating activities in 2020 was $1.8 billion, including a working capital reduction of $352.8 million. In 2020, Ternium’s capital expenditures were $560.0 million, down 47% year-over-year reflecting the conclusion of some expansion projects and Ternium's decision to slow or postpone several other projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico, as a result of the COVID-19 pandemic. The main investments carried out during 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our facilities.

With free cash flow of $1.2 billion in 2020, Ternium’s net debt position reached $371.5 million at the end of December 2020, down from $1.5 billion at the end of December 2019, with a net debt to last twelve months EBITDA ratio of 0.2 times.

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	2020	2019	2018	2017	2016
STEEL SALES VOLUME (THOUSAND TONS)
Mexico	5,912.7	6,305.0	6,544.8	6,622.8	6,405.2
Southern Region	1,923.6	1,938.3	2,301.1	2,456.0	2,220.8
Other Markets	3,523.2	4,268.0	4,105.2	2,517.7	1,138.1
Total	11,359.5	12,511.3	12,951.1	11,596.6	9,764.0

IRON ORE SALES VOLUME (THOUSAND TONS)	3,796.8	3,575.9	3,616.3	3,551.1	3,309.6

ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)
Net sales	8,735.4	10,192.8	11,453.4	9,700.3	7,224.0
Operating income	1,079.5	864.6	2,108.4	1,456.8	1,141.7
EBITDA	1,524.5	1,525.7	2,697.7	1,931.1	1,548.6
Profit for the year attributable to:
Owners of the Parent	778.5	564.3	1,506.6	886.2	595.6
Non-controlling interest	89.4	65.8	155.5	136.7	111.3
Profit for the year	867.9	630.0	1,662.1	1,022.9	706.9

Capital expenditures	560.0	1,052.3	520.3	409.4	435.5
Free cash flow	1,201.2	595.4	1,219.0	(25.5)	664.1

BALANCE SHEET ($ MILLION)
Total assets	12,856.2	12,935.5	12,547.9	12,122.6	8,322.9
Total liabilities	4,413.1	5,220.6	5,063.3	6,269.8	3,156.3
Financial debt	1,722.9	2,188.7	2,037.0	3,221.9	1,218.6
Net financial debt	371.5	1,453.4	1,734.9	2,748.3	884.3
Capital and reserves attributable to the owners of the parent	7,286.1	6,611.7	6,393.3	5,010.4	4,391.3
Non-controlling interest	1,157.0	1,103.2	1,091.3	842.3	775.3

STOCK DATA ($)
Basic earnings per ADS	3.97	2.87	7.67	4.51	3.03
Proposed dividend per ADS	2.10	—	1.20	1.10	1.00

$8.9 BILLION ECONOMIC VALUE GENERATED IN 2020	$739 MILLION EMPLOYEES	$560 MILLION CAPEX	$436 MILLION TAXES
	$6.4 BILLION SUPPLIERS	$47 MILLION CAPITAL PROVIDERS
	$8 MILLION RESEARCH AND DEVELOPMENT	$11 MILLION COMMUNITY INVESTMENTS

71. SUSTAINABILITY REPORT 2020

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COMMITMENT
TO INTEGRITY

Integrity is key to Ternium’s long-term sustainability. With ethical behavior and compliance with law as a core company value, we continuously work on building a corporate culture of transparency.

73. SUSTAINABILITY REPORT 2020

COMMITMENT TO INTEGRITY

Commitment to integrity through strong corporate governance
Audit committee fully composed of independent directors
Internal Audit Department reporting to the Chairman of the Board and the Audit Committee
Business Conduct Compliance Officer reporting to the CEO
Employee training and accountability to ensure transparent behavior
Compliance department that oversees SOX certifications and related party transactions
Confidential channels to report non-compliant behavior

SUSTAINABLE DEVELOPMENT GOALS

Ternium has adopted a Code of Conduct incorporating guidelines and standards of integrity and transparency that apply to all directors, officers and employees. As far as the nature of each relation permits, the principles described in the Code of Conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons.

The company’s Code of Conduct also includes guidelines related to the promotion of a healthy and safe workplace environment, respect for human and labor rights, the protection of the environment, our commitment to fair, honest and transparent competition, and the protection of data privacy of our employees and third parties with whom we conduct business.

The company has adopted a Code of Ethics for Senior Financial Officers to supplement its Code of Conduct, which applies specifically to the chief executive officer, the chief financial officer, the chief accounting officer or controller, or other persons performing similar functions. In addition, the company has adopted a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection.

As a condition of employment, eligible employees (salaried employees and managers, excluding plant supervisors), must acknowledge and commit to comply with Ternium’s Code of Conduct and Policy on Business Conduct.

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Business Conduct Compliance Program
Ternium has developed a Business Conduct Compliance Program with the objective of preventing bribery and corruption. The Compliance Program is aimed at promoting the implementation of business conduct best practices, both internally and when interacting with customers, suppliers, state-controlled entities and other third parties.

Ternium has appointed a Business Conduct Compliance Officer reporting to the CEO and the Audit Committee, who has responsibility for identifying and mitigating corruption risks and fostering a culture of ethical and transparent conduct, and for designing, implementing and supervising the Compliance Program, aligned with the requirements of applicable national and international laws against corruption and bribery, such as the US Foreign Corrupt Practices Act and the 1997 OECD Convention on Combating Bribery of Foreign Public Officials.

The Business Conduct Compliance Program is focused on ten core preventive measures: risk assessment, normative framework, communication, advisory, training, acknowledgement and certification, monitoring and auditing, third party due diligence and monitoring, disciplinary actions and remediation, and benchmarking.

Activities are implemented based on a periodic risk assessment analysis that enables us to identify key factors to be stressed on, particularly at training and risk prevention sessions, based on exposure to conflicting situations.

Ternium’s Code of Conduct and its Policy on Business Conduct clearly state that any illegal payment is strictly prohibited and will not be tolerated. They also include specific guidelines regarding due diligence when hiring third-parties that act on behalf of Ternium. Charitable contributions, as well as hospitality expenses to third parties (meals, gifts and business trips) are regulated by internal procedures. Facilitating payments are forbidden.

Communication is essential to build an ethical culture. Ternium maintains regular communications with its directors, senior managers and employees in order to raise their awareness about possible risks of non-compliance, and to remind them of the applicable principles and regulations. This program includes top-down messages, management meetings, newsletters, articles and announcements on the company’s intranet. The company encourages active participation of all areas, emphasizing the importance of asking for guidance in case of red flags or ambiguous situations.

Ternium has defined specific procedures for hiring professional services providers that act on behalf of or otherwise represent the company before governmental entities, including those retained to assist in obtaining permits or licenses, customs agents, advisers and law firms. These procedures include a due diligence process, internal authorizations and contract provisions to ensure third-party’s commitment to Ternium’s anti-bribery policies.

Monitoring procedures and audits are carried out regularly to validate the effective implementation of the Compliance Program and the investigation of any conduct contrary to the Policy on Business Conduct or its principles.

Training on Anti-Bribery Policies and Procedures
Ternium has implemented an extensive training program on anti-bribery policies and procedures. This program aims at training Ternium’s employees on the company’s ethical commitment and a clear set of guidelines and values. Eligible employees participate in an on-line mandatory training program and, according to their level of exposure, in an on-site training program as well.

99.1% of Ternium’s eligible employees have completed the mandatory training course on the company’s Policy on Business Conduct in e-learning format. In 2020, Ternium delivered 93 training sessions (mostly online) to 786 employees. On-site training has been suspended due to COVID-19 related restrictions.

Our anti-bribery training program also reaches third parties that represent or act on behalf of Ternium. 561 third-party’s employees have completed Ternium’s mandatory training program on corruption prevention, which has been implemented in e-learning format.

75. SUSTAINABILITY REPORT 2020

COMMITMENT TO INTEGRITY

Select Codes	Policies	Procedures

Code of Conduct ––– Code of Conduct for Suppliers ––– Code of Ethics for Senior Financial Officers	Business Conduct ––– Transparency ––– Anti-Fraud ––– Securities Trading ––– Financial and Accounting Controls ––– Personal Data Protection	Disclosure Procedure (relevant information) ––– Transactions Between Related Parties

Code of Conduct for Suppliers
Ternium purchases most of its supplies through Exiros, a specialized procurement company owned 50%/50% with Tenaris. Ternium’s suppliers undergo, through Exiros, a rigorous selection process to ensure adequate governance standards are in place, in compliance with applicable laws and regulations and in line with our Code of Conduct for Suppliers, which includes, among other items, ethical behavior, compliance with the law, and health, safety, human rights and environmental management commitments.

Compliance Line
Ternium established and encourages the use of its Compliance Line. This confidential channel is available to all employees, suppliers, customers and other stakeholders who wish to report any type of alleged breaches of the Code of Conduct and its principles. Ternium’s Compliance Line is available in Spanish, Portuguese and English.

The identity of the reporting person and the reported fact itself remain confidential as long as it is so permitted by applicable laws and regulations. Ternium takes action, as necessary, to avoid retaliation against those who use the Compliance Line in good faith. Anonymous reports are also allowed. The Internal Audit area, which is independent of the operating areas, analyses all reports. In 2020, 53% of analyzed complaints were verified and resulted in corrective actions, including dismissals and termination of commercial relationships. This reporting system has also helped to improve the company’s internal control environment. Although complaints can be
anonymous, 56% of the reporting persons have
identified themselves.

Shareholders’ Compliance Line
In addition, Ternium has a web-based confidential channel for investors to communicate their concerns directly to the company’s Audit Committee, which regularly reviews the status of all reports received through this line with the assistance of our Internal Audit Director.

Risk Management
Ternium has established a Critical Risks Committee (CRC), which reports to the company’s CEO. While management is responsible for identifying and managing risks, the CRC facilitates the identification and assessment of critical risks, the development of mitigating actions and the monitoring of action plans. Critical risks are escalated through the usual reporting lines and decision-making is the responsibility of managers.

The CRC focuses on critical reputational risks in connection with people and the environment, and critical financial risks in connection with the company’s infrastructure and businesses. Ternium has categorized

76. TERNIUM

risks according to the potential area impacted, the likelihood of their occurrence and the severity of an eventual impact. The main identified risks include threats to the proper function of machinery and operations, cybersecurity and environmental issues. Additionally, in 2020 the CRC focused its attention on the main actions and mitigation plans to tackle the consequences of the COVID-19 outbreak to ensure business continuity.

Corporate Organization
Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg, and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). The Company holds controlling stakes in steel companies operating in the Americas. San Faustin S.A. has a 62% indirect controlling interest in Ternium.

San Faustin also has controlling interests in Tenaris, a global supplier of steel pipes and related services mainly for the energy industry, which holds an additional 11% interest in Ternium. In addition, San Faustin controls Tecpetrol, an oil and gas company, Techint, an engineering and construction company, Tenova, a supplier of equipment and technology for iron mining and steel and Humanitas, a network of hospitals in Italy.

Board of Directors and Audit Committee
The Company’s board of directors is currently comprised of eight directors. Three directors are independent under the company’s articles of association and applicable SEC regulations. The board of directors has an audit committee composed of three independent members.

The charter of the audit committee sets forth, among other issues, the audit committee’s purpose and responsibilities, which include the responsibility to review material transactions with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the company and/or its subsidiaries.

In addition, the audit committee reports to the board of directors on the adequacy of the systems of internal control over financial reporting.

Ternium has an Internal Audit area that reports to the chairman of the board of directors and, with respect to internal control over financial reporting, to the audit
committee. The Internal Audit area evaluates and reassures the effectiveness of internal control processes, risk management and governance.

Shareholders’ Meetings
Our articles of association provide that our annual general shareholders’ meetings take place in Luxembourg (or in a foreign country if circumstances of force majeure so require), within six months from the end of the previous financial year. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

Ternium’s Shares and American Depositary Receipts
The company has an authorized share capital of a single class of 3.5 billion shares with a nominal value of $1.00 per share entitling one vote each. As of December 31, 2020, there were 2,004,743,442 shares issued and outstanding, of which 41,666,666 were held in treasury.

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and owners and beneficial owners from time to time of ADSs of the Company.

ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct voting to the depositary bank. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

77. SUSTAINABILITY REPORT 2020

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Board of Directors		Senior Management

Chairman	Paolo Rocca	Chief Executive Officer	Máximo Vedoya

Vice-Chairman	Daniel A. Novegil	Chief Financial Officer	Pablo D. Brizzio

	Roberto Bonatti	Ternium Mexico	César A. Jiménez
	Carlos A. Condorelli	President	Flores
Vincent R. Gilles Decalf (*)
	Gioia M. Ghezzi (*)	Ternium Argentina	Martín A. Berardi
	Adrián R. Lajous Vargas (*)	President
Gianfelice M. Rocca
		Ternium Brasil	Marcelo R. Chara
Secretary	Arturo Sporleder	President

		International Business Unit	Héctor Obeso
		President	Zunzunegui
Audit Committee
		Planning and Global	Oscar Montero
Chairman	Vincent R. Gilles Decalf (*)	Business Development	Martínez
	Gioia M. Ghezzi (*)	General Director
Adrián R. Lajous Vargas (*)
		Engineering, Industrial	Pablo H. Bassi
(*) Independent Directors		Coordination and EHS
Director

		Quality Director	Rubén Herrera

		Chief Information Officer	Roberto Demidchuk

		Human Resources	Rodrigo Piña
Director

78. TERNIUM

INVESTOR INFORMATION

Investor Relations and Compliance Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone: +54 11 4018 8389
U.S. toll free: 866 890 0443

Luxembourg Office	ADS Depositary Bank
26, Boulevard Royal - 4th floor	Bank of New York Mellon
L2449 - Luxembourg	BNY Mellon Shareowner Services
Luxembourg	P.O. Box 505000
Phone: +352 2668 3152	Louisville, KY 40233-5000
Fax: +352 2659 8349

Stock Information
New York Stock Exchange (TX)
CUSIP Number: 880890108

Internet
www.ternium.com

79. SUSTAINABILITY REPORT 2020

ANNEX 1: GRI MATERIAL TOPICS INDEX

80. TERNIUM

In this section, Ternium presents the economic, environmental and social topics that were defined as a priority to include in our Sustainability Report. They are informed according to Global Reporting Initiative’s (GRI) Standard core option of the reporting levels throughout the document and indexed herein in order to facilitate browsing.

The contents of Ternium’s sustainability report are aligned with the GRI principles of Stakeholder Inclusiveness, Sustainability Context, Materiality and Completeness.

Ternium’s Materiality Analysis follows GRI’s four-step process. In this regard, key economic, social and environmental topics were identified through a combination of industry research and benchmarking, international standards and priority subjects
(Identification), and then prioritized through a consultation process among employees, suppliers, customers, community organizations, business associations, investors, press, and academic institutions (Prioritization).

To conclude the selection of material topics, the results were examined considering the company’s long-term strategy and the programs implemented. The result of this analysis depicts a materiality matrix that ranks relevant economic, environmental and social topics according to their influence on stakeholders’ assessments and decisions, and according to their significance to the company (Validation).

The Materiality Matrix has been included in the company’s sustainability report for the year 2019, on page 90.

Topic	GRI Standard	GRI Topic	Pages
General Disclosure
Organization Profile	GRI 102-1	Name of the organization	9-12-77
	GRI 102-2	Activities, brands, products, and services We do not sell products that are banned in certain markets or that were the subject of stakeholder questions or public debate.	9-12-68 See 20-F2020 Pag 31
	GRI 102-3	Location of headquarters Principal executive offices	77
	GRI 102-4	Location of operations	9-68
	GRI 102-5	Ownership and legal form	77. See 20-F 2020 Pag 101
	GRI 102-6	Markets served	12-68
	GRI 102-7	Scale of the organization	12-44-68-70
	GRI 102-8	Information on employees and other workers	44-47-89
	GRI 102-9	Supply chain	9-68 See 20-F 2020 Pag 33
	GRI 102-10	Significant changes to the organization and its supply chain	9-68 See 20-F 2020 Pag 33
	GRI 102-11	Precautionary Principle or approach	12
	GRI 102-12	External initiatives	12
	GRI 102-13	Memberships of associations	12

81. SUSTAINABILITY REPORT 2020

GRI MATERIAL TOPICS INDEX

Topic	GRI Standard	GRI Topic	Pages
Strategy	GRI 102-14	Statement from the most senior decision-maker	11-23-58
Ethics and integrity	GRI 102-16	Values, principles, standards and norms of behavior	12-73
Governance	GRI 102-18	Governance structure	12-77-78
Stakeholder engagement	GRI 102-40	List of stakeholder groups	See SR 2019 Pag 90
	GRI 102-41	Collective bargaining agreements	89
	GRI 102-42	Identifying and selecting stakeholders	See SR 2019 Pag 90
	GRI 102-43	Approach to stakeholder engagement	See SR 2019 Pag 90
	GRI 102-44	Key topics and concerns raised	See SR 2019 Pag 90
Reporting Practices	GRI 102-45	Entities included in the consolidated financial statements	See 20-F 2020 Pag 13
	GRI 102-46	Defining report content and topic Boundaries	See SR 2019 Pag 4
	GRI 102-47	List of material topics	See SR 2019 Pag 90
	GRI 102-48	Restatements of information	See 20-F 2020
	GRI 102-49	Changes in reporting There were no significant changes from previous reporting periods in the list of material topics and topic Boundaries
	GRI 102-50	Reporting period: Year 2020
	GRI 102-51	Date of most recent report: 2020-07-20
	GRI 102-52	Reporting cycle: Annual
	GRI 102-53	Contact point for questions regarding the report	79
	GRI 102-54	Claims of reporting according to the GRI Standards	12-81
	GRI 102-55	GRI content index	81
	GRI 102-56	External assurance At the time of the report, external assurance is not mandatory

Material Subjects
Economic	GRI 201-1	Direct economic value generated and distributed*	71
	GRI 202-2	Proportion of senior management hired from the local community	46-91
	GRI 203-1	Infrastructure investments and services supported	19-21 54-57 48-53 93
Ethic and integrity	GRI 205-2	Communication and training about anticorruption policies and procedures	75-93
Environmental	GRI 301-2	Recycled input materials used	38-39 88

82. TERNIUM

Topic	GRI Standard	GRI Topic	Pages
	GRI 302-3	Energy intensity	34-36-87
	GRI 303-1	Interactions with water as a shared resource	37-38-88
	GRI 303-2	Management of water discharge-related impacts	37-38-88
	GRI 303-3	Water recycled and reused	37-38-88
	GRI 305-4	GHG emissions intensity	34-36-87
	GRI 306-2	Waste by type and disposal method	37-87
	GRI 307-1	Non-compliance with environmental laws and regulations	33
Social	GRI 401-2	Benefits provided to fulltime employees that are not provided to temporary or part-time employees	24-31
	GRI 403-1	Occupational health and safety management system	24-31
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	24-31
	GRI 403-3	Occupational health services	24-31
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	24-31
	GRI 403-5	Worker training on occupational health and safety	24-31-92
	GRI 403-6	Promotion of worker health	24-31
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	24-31
	GRI 403-8	Workers covered by an occupational health and safety management system	92
	GRI 404-1	Average hours of training per year per employee	46-91
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	42-47
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	46-91
	GRI 405-1	Diversity of governance bodies and employees	89-90-91
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	48-53 92-93
*“Direct Economic Value Generated” equals net sales plus interest income, proceeds from the sale of property, plant & equipment, other operating income, equity in earnings of associated companies and inflation adjustment results, less other financial losses. “Employees” equals labor costs. “Taxes” equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law. “Suppliers” equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments. “Capital Providers” equals dividends paid in cash to company’s shareholders and non-controlling interest, plus interest expense.

83. SUSTAINABILITY REPORT 2020

ANNEX 2: UN SUSTAINABLE DEVELOPMENT GOALS INDEX

84. TERNIUM

SD Goal	Topics							Pages
	1	2	3	4	5	6	7
	•			•				24, 48
 Topics

1
Improving Our Safety Performance
–––
2
Minimizing Ternium’s Environmental Footprint
–––
3
Realizing People’s Full Potential
–––
4
Helping Our Communities Thrive
–––
5
Strengthening Ternium’s Value Chain
–––
6
Delivering Ternium’s Business Strategy
–––
7
Commitment to
Integrity

			•	•	•			42, 48, 54
			•					42
		•						32
	•		•	•		•		24, 42, 48, 58
				•	•	•		48, 54, 58
			•	•	•			42, 48, 54
				•				48
		•						32
		•						32
		•						32
		•						32
	•						•	24, 74
				•	•	•		48, 54, 58

Since 2019 Ternium has been committed to the UN Global Compact corporate responsibility initiative and its principles in the areas of human rights, labour, the environment and anti-corruption.

85. SUSTAINABILITY REPORT 2020

ANNEX 3: HISTORICAL DATA

86. TERNIUM

Historical Data
In this section, Ternium has compiled the historical data and additional information related to the selected environmental and social topics for its 2020 Sustainability Report, according to the materiality matrix. Historical data related to the selected economic topics has been compiled in the table on page 71. Also, the company has compiled in this section additional data that it deemed relevant to disclose.The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared according to IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

ENVIRONMENTAL DATA		2018	2019	2020
Environmental and Energy Management Systems
% of employees and contractors working in registered production facilities	%	97%	98%	98%
% of steel produced under ISO 14001 certificated facilities	%	100%	100%	100%
% of steel produced under ISO 50001 certificated facilities	%	42%	63%	63%
Mining operations certified with ISO 14001	% operations	50%	100%	100%
Investment in Environment and Energy	$ million	73.1	70.7	37.3
Energy and Emissions
Energy intensity	GJ/ton crude steel	21.3	22.1	22.0
Emission intensity - scopes 1, 2 and 3	ton CO2/ton crude steel	1.79	1.82	1.76
Direct emissions - scope 1	ton CO2/ton crude steel	1.62	1.62	1.57
Indirect emissions related to electricity - scope 2	ton CO2/ton crude steel	0.08	0.11	0.12
Indirect emissions related to raw materials - scope 3	ton CO2/ton crude steel	0.10	0.09	0.08
Direct emissions - scope 1	ton CO2	17,744,560	16,682,357	15,257,923
Indirect emissions related to electricity - scope 2	ton CO2	858,941	1,141,024	1,154,111
Indirect emissions related to raw materials - scope 3	ton CO2	1,056,210	910,292	767,666
The information regarding Energy and Emissions is only for Ternium’s steelmaking facilities and is based on worldsteel’s sectoral approach methodology, according to ISO 14404, using local scope 2 emission factors.

87. SUSTAINABILITY REPORT 2020

HISTORICAL DATA

ENVIRONMENTAL DATA		2018	2019	2020
Water and Effluents*
Subsurface water intake	thousand cubic meters	10,040	9,439	8,715
Provision from third parties treated water	thousand cubic meters	4,357	4,229	4,166
Provision from municipality	thousand cubic meters	64	42	44
Provision from municipal sewage	thousand cubic meters	3,422	3,093	2,804
Internal treated and recycled water	thousand cubic meters	1,682	1,390	1,815
Water withdrawal intensity for Mexican steel shops	m3/ ton crude steel	3.4	3.4	3.2
Fresh water**	millions m3	14.0	13.0	11.7
Other water**	millions m3	5.6	5.2	5.9
*The information provided herein corresponds to Ternium's facilities in Mexico placed in areas of water-scarce
**Historical information regarding "total fresh water" and "other water" were reclassified based on analysis of laboratory results
Materials and waste
Material Efficiency	%	99.6%	99.6%	99.6%
Steel scrap recycled	million tons	2.8	2.7	2.6
Co Products	million tons	5.0	4.8	4.7
Recycled input materials used (steel scrap/new steel)	%	26%	26%	27%
Blast Furnace slag to cement industry	million tons	1.9	1.7	1.7
MixRock® to cement industry	thousands tons	94.4	86.0	99.0
Annual weight of tailings waste (mining)*	million tons	4.6	4.5	5.7
Accumulated total weight of tailings waste (mining)*	million tons	75.4	79.9	85.6
Hazardous and non hazardous waste sent to landfill	thousands tons	64.4	58.3	65.6
Hazardous and non hazardous waste sent to co-processing	thousands tons	0.0	2.1	1.4
Total hazardous waste	thousands tons	40.9	52.3	24.9
Total non hazardous waste	thousands tons	58.9	89.5	98.0
The information about materials and waste only refers to Ternium's steelmaking facilities except for the information about mining tailing waste
*The information regarding mining includes 50% of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V

88. TERNIUM

SOCIAL DATA		2018	2019	2020
Headcount
Management	# of People	478	494	484
Salaried	# of People	3,478	3,402	3,125
Hourly	# of People	15,377	14,808	15,237
Plant supervisors	# of People	1,327	1,357	1,505
Total	# of People	20,660	20,061	20,351

Employees covered by collective bargaining agreements	%	70%	68%	56%
Diversity of governance bodies and employees
Management by gender, age and nationality
Male	%	92%	92%	91%
Female	%	8%	8%	9%

30-50 years old	%	61%	62%	67%
over 50 years old	%	39%	38%	33%

Argentine	%	29%	29%	27%
Brazilian	%	14%	14%	14%
Colombian	%	4%	3%	3%
Mexican	%	48%	49%	51%
Other nationalities	%	5%	5%	5%

Salaried by gender, age and nationality
Male	%	69%	69%	68%
Female	%	31%	31%	32%

under 30 years old	%	19%	18%	17%
30-50 years old	%	62%	63%	67%
over 50 years old	%	19%	19%	16%

89. SUSTAINABILITY REPORT 2020

HISTORICAL DATA

SOCIAL DATA		2018	2019	2020

Argentine	%	20%	18%	19%
Brazilian	%	20%	19%	18%
Colombian	%	8%	7%	7%
Mexican	%	47%	49%	50%
Other nationalities	%	6%	6%	7%

Hourly by gender, age and nationality
Male	%	98%	98%	98%
Female	%	2%	2%	2%

under 30 years old	%	24%	22%	23%
30-50 years old	%	60%	61%	62%
over 50 years old	%	17%	17%	14%

Argentine	%	28%	27%	30%
Brazilian	%	19%	19%	20%
Colombian	%	7%	8%	7%
Mexican	%	44%	43%	41%
Other nationalities	%	2%	2%	2%

Plant supervisors by gender, age and nationality
Male	%	98%	98%	97%
Female	%	2%	2%	3%

under 30 years old	%	7%	6%	5%
30-50 years old	%	60%	62%	65%
over 50 years old	%	33%	32%	30%

Argentine	%	29%	26%	33%

90. TERNIUM

SOCIAL DATA		2018	2019	2020
Brazilian	%	9%	11%	11%
Colombian	%	6%	6%	6%
Mexican	%	53%	54%	48%
Other nationalities	%	3%	3%	3%
At December 2020. the Board of Directors was composed by 9 members, 8 men and 1 woman, all of them over 51 years old. The distribution by nationality is the following: 4 of them are Italian citizens, 3 of them are Argentine citizens, 1 is a French and Luxembourg citizen and 1 is a Mexican citizen. The Senior Management was composed by 11 members, all of them male. In the distribution by age 3 of them were in the range between 31 and 50 years old and 8 of them over 51 years old. The composition by nationality is the following: 9 of them are Argentine citizens and 2 of them are Mexican citizens.
Proportion of top management hired from the local community
Country
Argentina	%	100%	100%	100%
Brazil	%	64%	62%	58%
Colombia	%	50%	50%	33%
Mexico	%	42%	41%	41%
Average hours of training per year per employee
Management	Hs/per year	53	36	15
Salaried	Hs/per year	53	36	25
Hourly	Hs/per year	105	74	39
Plant supervisors	Hs/per year	90	7	25
Total	Hs/per year	94	62	36

Male	Hs/per year	97	64	36
Female	Hs/per year	51	40	29

Performance and career development reviews
Management & Salaried (M&S)	%	93%	97%	96%
Hourly	%	47%	54%	36%
Plant supervisors	%	97%	98%	97%

Upward feedback (M&S)	%	91%	94%	95%
Client-Customer opinion (M&S)	%	87%	82%	85%

91. SUSTAINABILITY REPORT 2020

HISTORICAL DATA

SOCIAL DATA		2018	2019	2020
Health and Safety
Lost time injuries frequency rate (LTIFR)	# day-loss/million hours worked	0.67	0.84	0.82
Injuries frequency rate (IFR)	#/million hours worked	2.96	2.74	2.70
Fatality frequency rate (FFR)	#/million hours worked	0.02	0.00	0.00
Fatalities	#	2	0	0
Safety training hours	# hours per year	564,341	487,649	112,001
Safety training participation	# of employees and contractors	18,609	15,666	10,060
Safety hours program walks	# of sessions	116,347	147,093	141,933
Safety hours program participation	# of employees and contractors	1,016	1,632	1,887
Ten Life-Saving Rules compliance audits	# per year	29,907	42,788	27,082
Health and Safety audits	# per year	171,410	199,772	187,092
Positive approaches**	# per year	57,024	106,704	100,162
**Positive approach is used with employees to identify safe behaviors to be reinforced.

Promotion of worker health. Most of Ternium’s employees and their families have access to private health care systems managed by their respective unions, affiliate companies or companies controlled by Ternium. The health care systems are funded through employees’ and Ternium’s mandatory contributions together with, in certain cases, Ternium’s voluntary contributions. In addition, the company funds and manages health care programs for the broader communities, such as health fairs, clinical examinations, and disease and addiction prevention campaigns, aimed at increasing the community’s awareness and gaining of a basic understanding of how to prevent and take care of various health issues. The company supports and funds a basic health care unit in Aquila, Mexico, and funds improvements in health care infrastructure in different countries. For more information see section "Helping Our Communities Thrive".

H&S System Coverage	% of employees and contractors	100%	100%	100%
H&S System Coverage (internally audited)	% of employees and contractors	100%	100%	100%
H&S System Coverage (externally certified)	% of employees and contractors	67%	67%	68%
Investment in Health and Safety	$ million	49	50	27

Community
Internship Hours	hours/Per year	34,600	63,800	19,040
Community Investments*	$ million	9.5	6.6	11.1
Education Investments	$ million	6.2	4.6	2.9
Technical Gene program - Teachers	# of Participants	152	148	116

92. TERNIUM

SOCIAL DATA		2018	2019	2020
Technical Gene program - Students	# of Participants	1,426	1,929	319
After school program participation	# of Students	266	270	307
Roberto Rocca Scholarship Program (high-school)	# of Scholarships	712	759	763
Roberto Rocca Scholarship Program (undergraduate)	# of Scholarships	276	305	361
Roberto Rocca Scholarship Program (PhDs)	# of Scholarships	12	15	9
Volunteering Program	# of volunteers	1,644	1,878	218
Volunteering Program	hours / per year	9,996	16,611	3,352
* Community investments in 2020 include a $6.4 million special fund to face the COVID-19 pandemic.
Small and Medium-sized Enterprises Program (ProPymes)
Small and medium-sized enterprises participation	# SMEs	1,600	1,800	1,821
Sponsored training courses	# attendants	4,700	5,300	5,257
Sponsored training courses	hours in class /per year	92,000	87,400	72,909
ProPymes sponsored technical schools*	# of Schools	32	41	43
ProPymes sponsored industrial projects	# of Projects	408	451	297
Finance assistance	$ million	6.6	6.0	5.7
* Activity in 2020 was affected by restrictions related to the COVID-19 pandemic.
Commitment to Integrity
Training sessions on Ternium’s policy on business conduct (on-site)	# sessions	79	64	93
Training sessions on Ternium’s policy on business conduct (on-site)	# participants	1,603	878	786
Acknowledgment and commitment to abide Ternium’s Code of Conduct and Policy on Business Conduct	% eligible employees*	99.7%	99.7%	99.8%
Training course on the company’s Policy on Business Conduct (e-learning)	% eligible employees*	97.0%	98.2%	99.1%
Compliance Line’s substantiation rate	%	40.0%	46.0%	53.0%
*Salaried employees and managers excluding plant supervisors.

93. SUSTAINABILITY REPORT 2020

Forward Looking Statements
This sustainability report contains “forward-looking statements”, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.

All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.
Risk factors
For a detailed description of Ternium’s main risk factors, please see the section "Risk Factors" included in the Company’s annual report on form 20-F for the year ended December 31, 2020.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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